 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 1997

                                                 REGISTRATION NO. 333-36179

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                                BRASS EAGLE INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------
         DELAWARE                     5091                   71-0578572
                          (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
      (STATE OR OTHER        CLASSIFICATION NUMBER)      IDENTIFICATION NO.)
      JURISDICTION OF
     INCORPORATION OR
       ORGANIZATION)

                            1203A NORTH SIXTH STREET
                             ROGERS, ARKANSAS 72756
                                 (501) 621-4390
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                                 E. LYNN SCOTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                BRASS EAGLE INC.
                            1203A NORTH SIXTH STREET
                             ROGERS, ARKANSAS 72756
                                 (501) 621-4390
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                ---------------
                          COPIES OF COMMUNICATION TO:

       PAUL B. BENHAM, III                   ALAN D. ALFORD
     FRIDAY, ELDREDGE & CLARK             BAKER & HOSTETLER LLP
  2000 FIRST COMMERCIAL BUILDING    1900 EAST 9TH STREET, SUITE 3200
     400 WEST CAPITOL AVENUE           CLEVELAND, OHIO 44114-3485
 LITTLE ROCK, ARKANSAS 72201-3493            (216) 621-0200
          (501) 376-2011

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED NOVEMBER 4, 1997


                                2,275,000 SHARES

                               [BRASS EAGLE LOGO]
                        BRASS EAGLE PAINTBALL PRODUCTS

                                  COMMON STOCK

  All of the 2,275,000 shares of Common Stock offered hereby are being sold by Brass Eagle Inc. ("Brass Eagle" or the "Company"). The Company expects that approximately $12.0 million to $14.0 million of the proceeds from this Offering (the "Offering"), representing certain intercompany indebtedness owed to, and divisional equity in the Company held by, Daisy (as defined herein) will be paid to Daisy. See "Use of Proceeds" on page 16. Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made for the Common Stock to be approved for quotation on the Nasdaq National Market under the symbol "XTRM."

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   UNDERWRITING
                                        PRICE TO  DISCOUNTS AND  PROCEEDS TO THE
                                       THE PUBLIC COMMISSIONS(1)   COMPANY(2)
--------------------------------------------------------------------------------
Per Share............................     $            $              $
--------------------------------------------------------------------------------
Total(3).............................     $            $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated to be $610,000 payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 341,250 additional shares of Common Stock solely to cover over-allotments, if any. If that option is exercised in full, the Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company
    will be $   , $   , and $   , respectively. See "Underwriting."

                                  -----------

  At the request of the Company, up to 113,750 shares offered in the Offering have been reserved for sale to employees of the Company and certain members of their families at the initial public offering price. The shares of Common Stock are offered by the Underwriters, subject to receipt and acceptance of the shares by them. The Underwriters reserve the right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor at the offices of McDonald & Company Securities, Inc. or through the facilities of the Depository Trust Company on or about
November   , 1997.


    MCDONALD & COMPANY                        DAIN BOSWORTH
     SECURITIES, INC.                         INCORPORATED

                   The date of this Prospectus is    , 1997.

                             [INSERT PHOTOS HERE]

Pictured on the Inside Front Cover:

  The innovative Rainmaker (TM) gun, Xtreme Vision (TM) paintball mark, Talon Player's Kit, assorted paintball guns, Brass Eagle Paintballs, various accessories, and a complete product assortment displayed in a retail format.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and related notes appearing elsewhere in this Prospectus, including the information contained under the heading "Risk Factors" beginning on page 8. Unless otherwise indicated, all share, per share, and financial information set forth herein: (i) assumes an initial public offering price of $11.00 per share; (ii) has been adjusted to reflect a 1777.96-for-1 stock split in the form of a stock dividend which will be effected prior to the Offering; (iii) gives effect to a corporate reorganization which will take effect concurrently with the Offering; and (iv) assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Brass Eagle is a worldwide leader in the design, manufacture, marketing, and distribution of paintball products, including paintball guns, paintballs, and accessories. The Company believes it is the only manufacturer with a full line of products that address step-by-step price points for beginner, recreational, and competition level paintball participants. In addition, Brass Eagle is the only manufacturer to offer paintball products to consumers through easily accessible channels such as mass merchandisers and major sporting goods retailers. As a result of these initiatives, Brass Eagle provides a large consumer base with high quality paintball products and accessories that generally sell for substantially less than those of its competitors. These advances have significantly broadened the paintball industry's consumer base, increased the overall number of paintball participants, and heightened the general awareness of and excitement for the sport.

  Approximately 80% of the Company's sales are to national and regional mass merchandisers, such as Kmart, Wal*Mart, and Meijer, and major sporting goods retailers, such as The Sports Authority, Dick's Sporting Goods, and Jumbo Sports. Brass Eagle products are currently the only paintball products sold through Kmart and Wal*Mart, and through most major sporting goods chains. The Company's products are also sold through sporting goods distributors, specialty distributors of paintball products, and paintball specialty shops.

  The Company's sales have grown rapidly, from $2.6 million in 1994 to $4.3 million in 1995 and to $13.8 million in 1996, a compound annual growth rate of 130.4%. This growth has continued in 1997 with sales of $18.4 million through August 31, 1997, compared to $7.0 million through August 31, 1996, an increase for the eight month period of 162.9%. The Company believes its growth has been the result of increasing market acceptance of paintball and, more specifically, growing consumer demand through mass merchandisers and major sporting goods retailers for Brass Eagle products. The Company believes significant opportunities for additional growth exist worldwide and intends to increase paintball participation and the Company's sales both nationally and internationally through an active growth campaign.

  The Company has developed the following growth strategies to capitalize on its strong brand name, successful products, and operating capabilities:

 . EXPAND PENETRATION OF NEW AND EXISTING MARKETS. Brass Eagle's sales and marketing programs are aimed at increasing its presence in its existing markets and expanding into new markets. In addition to selling to mass merchandisers and major sporting goods retailers, the Company has a direct sales program to reach consumers with unique, branded accessories and apparel. It also intends to focus on increasing sales to wholesale distributors which supply Brass Eagle products to specialty retailers and international markets.

 . INCREASE PARTICIPATION IN THE SPORT OF PAINTBALL. The Company believes that its marketing efforts will heighten media exposure of paintball generally and increase paintball participation. The Company promotes its brand name and the paintball industry through focused marketing efforts such as designing packaging and point-of-sale materials, sponsoring paintball events, two professional paintball teams, and the National Professional Paintball League ("NPPL"), developing fast-paced, modular field concept games, such as Hyperball(TM), participating in trade shows, and advertising.

 . INCREASE INTERNATIONAL SALES OF PAINTBALL PRODUCTS. The Company believes that international markets for paintball products and accessories present significant opportunities for growth. Through its relationship with WDP Ltd., its European distributor, the Company has been successful in expanding its market share in Europe, primarily in Germany and the United Kingdom. Also, the Company believes that Central and South America offer significant growth opportunities.

 . INCREASE PRODUCT SALES THROUGH STEP-BY-STEP PRICE SEGMENTATION. The Company believes that the total number of paintball guns sold in 1996 more than doubled from 1995 to over 250,000 units worldwide (146,000 of which were sold by the Company). Brass Eagle offers six paintball guns and has successfully expanded the primary market for its paintball guns to price points that range from approximately $35 to $500. The Company believes that by offering products spanning a wide range of price points it is able to meet the needs of new paintball consumers, as well as recreation and competition players as they move to more sophisticated products.

 . EVALUATE STRATEGIC ACQUISITIONS. The Company may, when and if the opportunity arises, acquire other businesses involved in activities or having product lines that are compatible with those of the Company. The Company will evaluate acquisition opportunities as they arise and focus on prospects that it believes complement its business and product lines. However, the Company has no current or pending agreements, understandings or arrangements with respect to any material acquisition.

                             CORPORATE HISTORY

  The Company, including its predecessor organizations, has manufactured air powered guns for over 100 years. The Company, operating under the name Daisy Manufacturing Company, Inc. ("Daisy"), began manufacturing paintball guns as a device to mark trees and cattle for commercial purposes in the early 1970's, a market in which it was active through 1993. In 1993, Daisy began manufacturing, marketing and distributing paintball products for sports and recreational use under a royalty arrangement with Brass Eagle, Inc., a Mississauga, Ontario, Canada company ("BEI"). In October 1995, Daisy purchased certain assets, patents, and trademarks, including the Brass Eagle name, from BEI (the "BEI Acquisition"), and from 1993 to September 1997 sold paintball products through its Brass Eagle division. In September 1997, Daisy changed its name to Brass Eagle Inc. Pursuant to a corporate reorganization to be effected concurrently with the Offering, the Company will transfer all of its non-paintball related assets, operations, and liabilities to a newly created subsidiary, Daisy Manufacturing Company, a Delaware corporation ("New Daisy"). The Company has a limited operating history and, prior to the Reorganization (as defined herein), operated as a division of Daisy and not as a stand alone entity.

                             EXECUTIVE OFFICES

  The Company is a Delaware corporation with its executive offices located at 1203A North Sixth Street, Rogers, Arkansas 72756, and its telephone number is
(501) 621-4390.

                                  THE OFFERING

Common Stock outstanding
 prior to the Offering(1)... 4,608,899 shares
Common Stock offered by the
 Company(2)................. 2,275,000 shares
Common Stock outstanding
 after the Offering(1)(2)... 6,883,899 shares
Use of proceeds............. The Company intends to use the proceeds from the Offering to
                             (i) repay certain indebtedness outstanding under Daisy's
                             credit facility which has been specifically allocated to the
                             Company, (ii) repay certain intercompany indebtedness owed to Daisy, and (iii) pay to Daisy the value of its divisional equity in the Company. As of August 31, 1997, these amounts were as follows: (i) $1.5 million, (ii) approximately $2.2 million, and (iii) approximately $3.1 million, respectively, for a total of $6.8 million. The Company anticipates that
                             intercompany borrowings from Daisy will increase
                             significantly (to approximately $7.0 to $8.0 million) prior to the consummation of this Offering due to the Company's
                             increased working capital needs to support sales growth, and that divisional equity will also increase significantly (to approximately $3.5 to $4.5 million) as a result of increased income. Consequently, the Company expects that total
                             payments to Daisy from the proceeds of this Offering will be approximately $12.0 to $14.0 million. The balance of the net proceeds from the Offering will be used for working capital to support the planned growth of its business and for other general corporate purposes, which may include the investment in or acquisition of complementary businesses. See "Use of
                             Proceeds."
Proposed Nasdaq National
 Market Symbol.............. XTRM

--------

(1) After giving effect to a 1,777.96-for-1 stock split to be effected in the form of a stock dividend to stockholders of record as of November 19, 1997, which will be effected prior to the Offering. Does not include 944,561 shares of Common Stock reserved for issuance under various stock option plans, stock purchase agreements, and a director compensation arrangement. See "Management--Director Compensation," "--Employment Agreements," "--1997 Stock Option Plan," "--Employee Stock Purchase Plan," and "--Certain Additional Options."
(2) Does not include 341,250 shares of Common Stock that may be sold by the Company if the over-allotment option granted by the Company to the Underwriters is exercised in full.

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    YEAR ENDED DECEMBER 31,                 EIGHT MONTHS    EIGHT MONTHS
                         ------------------------------------------------       ENDED           ENDED
                           1992      1993      1994     1995      1996     AUGUST 31, 1996 AUGUST 31, 1997
                         --------  --------  -------- --------  ---------  --------------- ---------------
STATEMENT OF OPERATIONS
 DATA:
  Net sales............. $    159  $    851  $  2,615 $  4,319   $ 13,838     $  6,977         $ 18,391
  Cost of sales.........      155       615     1,258    2,456      9,625        4,962           12,308
                         --------  --------  -------- --------  ---------     --------        ---------
  Gross profit..........        4       236     1,357    1,863      4,213        2,015            6,083
  Operating expenses....       27       296       957    1,774      2,424        1,456            3,097
                         --------  --------  -------- --------  ---------     --------        ---------
  Operating income
   (loss)...............      (23)      (60)      400       89      1,789          559            2,986
  Interest expense and
   other, net(1)........      --        --        --        87        360          222              162
                         --------  --------  -------- --------  ---------     --------        ---------
  Income (loss) before
   income taxes.........      (23)      (60)      400        2      1,429          337            2,824
  Provision (benefit)
   for income taxes.....        9       (23)      153        1        547          129            1,081
                         --------  --------  -------- --------  ---------     --------        ---------
  Net income (loss)..... $    (14) $    (37) $    247 $      1  $     882     $    208        $   1,743
                         ========  ========  ======== ========  =========     ========        =========
  Net income per
   share(2).............                                        $    0.17                     $    0.33
  Weighted average
   shares
   outstanding(2).......                                        5,296,204                     5,312,977
PRO FORMA STATEMENT OF
 OPERATIONS DATA:
  Net income(3).........                                        $   1,315                     $   2,024
  Net income per
   share(4).............                                        $    0.17                     $    0.27
  Weighted average
   shares
   outstanding(4).......                                        7,571,204                     7,587,977
                                                         DECEMBER 31,              AUGUST 31, 1997
                                                      -------------------  -------------------------------
                                                                                                 AS
                                                        1995      1996         ACTUAL        ADJUSTED(5)
                                                      --------  ---------  --------------- ---------------
BALANCE SHEET DATA:
  Working capital (defi-
   cit).................                              $   (993) $    (734)    $    597        $  19,150
  Total assets..........                                 6,288      9,269       15,549           31,408
  Long-term debt (less
   current portion).....                                 3,043      1,892        1,414              414
  Divisional equity.....                                   248      1,130        3,110              --
  Stockholders equi-
   ty(6)................                                   --         --           --            22,663

--------
(1) Intercompany borrowings from Daisy are non-interest bearing. See Note 9 to Financial Statements.

(2) The net income per share has been calculated on a pro forma basis by dividing net income by the weighted average shares outstanding after the Reorganization, dilutive stock options and the number of shares to be issued in the Offering the proceeds from which would be sufficient to pay the divisional equity owed to Daisy.

(3) Pro forma net income has been computed by adjusting historical net income for the year ended December 31, 1996, and the eight months ended August 31, 1997, to give effect to (i) repayment of the $1.5 million term debt specifically allocated to Brass Eagle and the elimination of interest expense with respect thereto, and (ii) investment of the proceeds from the Offering after the repayment of the intercompany indebtedness owed to Daisy and the payment to Daisy of the value of its divisional equity of approximately $10.8 million in the aggregate at a 5.7% return, net of the tax effects, as if the Offering had occurred on January 1, 1996, and 1997, respectively. See "Use of Proceeds."

(4) The pro forma net income per share has been calculated by dividing pro forma net income by the weighted average shares outstanding after the Reorganization, the issuance of 2,275,000 shares in the Offering, dilutive stock options and the number of shares to be issued in the Offering whose proceeds will be used to pay the divisional equity owed to Daisy.

(5) Gives effect to the application of the proceeds from the Offering after the deduction of the estimated expenses. See "Use of Proceeds."

(6) Stockholders' equity at August 31, 1997 (as adjusted) reflects divisional equity after giving effect to the Offering and the application of the proceeds therefrom.

                  NOTICE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements, including statements made with respect to the results of operations and businesses of the Company. When used in this Prospectus, the words "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated, projected, forecast, estimated, or budgeted in such forward-looking statements include, among others, the following possibilities: (i) intensifying competition, including specifically the intensification of price competition, the entry of new competitors and the introduction of new products by new and existing competitors; (ii) failure to obtain new customers or retain existing customers;
(iii) inability to carry out marketing and sales plans; (iv) loss of key executives; (v) general economic and business conditions which are less favorable than expected; and (vi) unanticipated changes in industry trends.

  Such forward-looking statements may be found in the "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" sections as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors.

                                 RISK FACTORS

  Prospective investors should take into account the following considerations, as well as the other information set forth in this Prospectus, before purchasing any of the shares of the Common Stock offered hereby.

RISKS ASSOCIATED WITH MARKET DEVELOPMENT; INDUSTRY AND PRODUCT CONCENTRATION

  The market for paintball products has historically consisted primarily of a relatively small consumer niche of paintball enthusiasts who purchased their equipment through catalogue distributors and specialty retail outlets. The Company believes that much of the rapid recent growth of paintball product sales is attributable to its distribution of paintball products through mass merchandisers and major sporting goods chains. The Company currently designs, manufactures, markets, and distributes paintball products only. As a result of the current dependence of the industry's growth upon the Company's efforts and this industry and product concentration, the Company's future success will depend primarily upon its ability to attract new paintball participants. There can be no assurance that paintball will continue to grow at the rate at which it is currently growing or that its popularity will not decline. The Company's failure to expand the market and to accurately predict future trends could have a material adverse effect on the Company and its prospects. See "Business--Introduction," "--Industry Overview," and "--Products."

RISKS ASSOCIATED WITH MANAGING A GROWING BUSINESS

  The Company has experienced rapid and sustained growth since 1993, when it commenced its Brass Eagle paintball operations. However, there can be no assurance that the Company will be able to implement its growth strategies in the future or that, if implemented, such strategies will result in growth in, or maintenance of, the Company's profitability. The Company's growth has placed significant demands on the Company's management, working capital, and financial and management control systems. Several members of the Company's senior management have only recently been employed with the Company in their present capacities. Effective management of future growth will require the Company (i) to plan for and implement changes in its business as the market for paintball products matures and (ii) to expand its operations, facilities, and internal controls consistent with increased demand for its paintball products. Management's inability to respond effectively to or plan for the Company's future expansion, or encountering unexpected difficulties during expansion, could have a material adverse effect on the Company and its prospects. See "Corporate History," "Reorganization," "Business-- Introduction," "--Industry Overview," and "--Products," "Management--Executive Officers and Directors," and "Certain Transactions--Administrative Services Agreement."

LIMITED OPERATING HISTORY; CERTAIN ADMINISTRATIVE SERVICES

  The Company has conducted Brass Eagle paintball operations since 1993. The Company will not exist as a separately capitalized entity until the consummation of the Reorganization, which is to be effected concurrently with the Offering. Consequently, although Daisy has been in existence for over one hundred years, the Company has a limited operating history, all of which has been as a division of Daisy. Concurrently with the Reorganization the Company will enter into an administrative services agreement with New Daisy, pursuant to which New Daisy will agree to provide the Company with certain legal, administrative, warehousing, shipping, and computer information services through December 31, 1998, although the Company expects that it will terminate this agreement with respect to all services except legal and computer information services prior to that date. Although the Company's paintball operations have been profitable, there can be no assurance that the Company will be able to continue to operate profitably as a stand alone business following the Reorganization. See "Corporate History," "Reorganization," and "Certain Transactions--Administrative Services Agreement."

CERTAIN TAX AND CONTINGENT LIABILITY RISKS RELATED TO THE REORGANIZATION

  Pursuant to the Reorganization, New Daisy will acquire and assume from the Company all of the Company's non-paintball related assets, operations, and liabilities, including, without limitation, certain products liability, employee benefits, and tax liabilities and obligations.

  For the period from July 1, 1993, to November 15, 1997, the Company has self-insured the first $1.0 million of products liability claims exposure with respect to each policy year included therein and maintains third party insurance for certain excess exposure. In addition, the Company maintains certain employee benefit plans, including an unfunded post-retirement medical benefits plan and a defined benefit pension plan. In connection with the Reorganization, New Daisy has agreed to indemnify the Company and its officers, directors, employees and stockholders against all liabilities and obligations related to the Company's non-paintball related operations, including, without limitation (i) any products liability claim relating to any products sold by the Company prior to the Reorganization (other than products sold under the Brass Eagle name) and any products sold by New Daisy after the Reorganization, (ii) any claim by any employee or former employee of the Company or of New Daisy to the extent that such claim relates to post-retirement medical or pension benefits that are attributable to the employment of any such individual in the Company's non-paintball related operations.

  In addition, the Reorganization will include (i) the transfer of certain assets and liabilities from the Company to New Daisy, and (ii) the distribution by the Company of all of the outstanding capital stock of New Daisy to the Company's existing stockholders in a spin-off transaction. Although the Company does not believe that it will incur any material tax liability in connection with the transfer or the spin-off, there can be no assurance that the Internal Revenue Service (the "Service") will agree with the Company's treatment of these transactions for Federal income tax purposes. The Company will be required to recognize gain on the transfer to the extent that the value of the liabilities assumed by New Daisy exceeds the Company's adjusted tax basis in the assets transferred. However, the Company believes that it has available to it tax loss carryforwards from prior years and current year tax losses incurred prior to the Reorganization (attributable in each case to the Company's historical non-paintball operations) that are sufficient to offset all of this gain. In addition, the Company would be required to recognize gain on the spin-off if and to the extent that the fair market value of the outstanding capital stock of New Daisy exceeds the Company's adjusted tax basis in such stock. New Daisy has agreed to indemnify the Company against all tax consequences related to the transactions contemplated by the Reorganization. The indemnification obligations of New Daisy will be guaranteed by certain stockholders of New Daisy pursuant to a guaranty agreement. See "Certain Transactions--Guaranty Agreement."

  Although the Company believes that such indemnity obligations and insurance coverage are adequate to protect it from any material financial exposure with respect to these risks, there can be no assurance that New Daisy will be able to satisfy its indemnity obligations or that such insurance coverage will be adequate or available or that the applicable insurer will be solvent at the time of any covered loss. The occurrence of any of these events could have a material adverse effect on the Company and its prospects. See "Corporate History" and "Reorganization."

DEPENDENCE ON CERTAIN CUSTOMERS

  Kmart and Wal*Mart accounted for 21.9% and 13.7%, respectively, of the Company's sales in 1996. The Company's largest customers have significantly greater financial and organizational resources than the Company and are generally able to exert considerable influence over their suppliers. The Company does not have long-term contracts with these customers or any of its other customers, and there is no assurance that these or any other customer will continue to purchase the Company's paintball products. Although the Company is currently the only supplier of paintball products to Kmart and Wal*Mart, it does not have any exclusive contractual supply rights. The loss or financial insolvency of, or a substantial decline in purchases by, any of the Company's largest customers individually, or a number of the Company's other customers in the aggregate, could have a material adverse effect on the Company and its prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Introduction" and "--Sales and Distribution."

DEPENDENCE ON LIMITED NUMBER OF SUPPLIERS; EXCLUSIVE ARRANGEMENTS AND NONCOMPETITION COVENANTS

  The Company is aware of only four manufacturers of the gelatin encapsulated paintballs necessary for paintball play. The Company believes that the cost of equipment and the knowledge required for the encapsulation process have historically been significant barriers to the entry of additional paintball suppliers.

Accordingly, there can be no assurance that additional paintball suppliers will exist in the future. Because the Company does not manufacture its own paintballs, it has entered into a strategic alliance with a paintball producer, Goldcaps, Inc., a subsidiary of IVAX Corp. of Miami, Florida, pursuant to which the Company has agreed to serve as such producer's exclusive worldwide paintball distributor. This agreement extends through August 1999, but is terminable prior to that time upon one year's notice, and contains certain provisions which prohibit the Company from selling any competing products during the term of the agreement. In addition, the Company has entered into a strategic alliance with a producer of facemasks, Leader Industries ("Leader") of Montreal, Quebec, Canada pursuant to which the Company has agreed to serve as such producer's exclusive worldwide distributor of such products (except in Canada, where such producer also sells its products). This agreement extends through August 31, 1999, but is terminable prior to that time on six months' notice, and also contains certain provisions which prohibit the Company from selling any competing products within its distribution territory during the term of the agreement. Despite these contractual arrangements, there can be no assurance that these suppliers will continue to be able to supply sufficient quantities of their products in order to meet the Company's current needs or to support any growth in sales by the Company. The Company does not currently have long-term contracts with any of its other vendors, nor does it currently have multiple vendors for parts, components, tooling, supplies and services critical to its manufacturing process. The Company's supplier of paintballs for its European sales has indicated that it wishes to terminate its supply relationship with the Company, but has also indicated that it will continue to supply the Company with its requirements of paintballs until an alternative source of supply can be arranged. The Company's success will depend, in part, on its ability to maintain relationships with its current suppliers and on the ability of these and the Company's other suppliers to satisfy its product requirements. Failure of a key supplier to meet the Company's product needs on a timely basis or loss of a key supplier could have a material adverse effect on the Company and its prospects. See "Business--Manufacturing; Strategic Alliances; Backlog."

DIFFICULTY IN FORECASTING PRODUCT DEMAND

  Although the Company works closely with its customers to determine their purchasing requirements, because of the rapid recent growth of paintball and the relative newness of the sport, it has been difficult to forecast accurately the demand for paintball products. Consequently, although the Company believes that its current manufacturing facilities and access to temporary and permanent labor are sufficient to accommodate significant surges in production demand, as well as sustained increases in growth, there can be no assurance that the Company's manufacturing resource planning systems will be adequate to support product demand. The Company's failure to fulfill the orders of its largest customers on a timely basis could have a material adverse effect on the Company and its prospects. See "Business--Sales and Distribution" and "--Manufacturing; Strategic Alliances; Backlog."

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

  The Company may pursue strategic acquisitions as part of its growth strategy. Such acquisitions would require investment of operational and financial resources and could require integration of dissimilar operations, assimilation of new employees, diversion of management time and resources, increases in administrative costs, potential loss of key employees of the acquired company, and additional costs associated with debt or equity financing. Any future acquisition by the Company could have an adverse effect on the Company's results of operations or could result in dilution to existing stockholders, including those purchasing shares of Common Stock in the Offering. See "Use of Proceeds," "Business--Growth Strategies," and "-- Competition."

PRODUCT SAFETY AND LIABILITY

  Because of the risks inherent in the use of paintball products, there is a substantial risk that the Company will be a defendant in product liability lawsuits and claims from time to time in the ordinary course of business. The Company believes that any current lawsuits and claims will be resolved without a material adverse effect.

  Historically, paintball was played primarily by relatively experienced enthusiasts at remote locations. The Company is currently expanding the paintball market to a broader, less experienced group of participants, who may participate in paintball in private yards and other less remote areas. Although the Company stresses proper safety practices at all levels of play and requires in its product packaging materials and promotional efforts that proper face, eye, and ear protection be worn at all times, there can be no assurance that all paintball participants, particularly less experienced ones, will observe all proper safety practices. Failure to observe proper safety practices may result in injuries to such participants, as well as to nearby non-participants. Consequently, the Company anticipates that the frequency of product liability lawsuits and claims against it may increase as its sales increase.

  The Company maintains product liability, general liability, and excess liability insurance to insure against potential claims, and believes that such insurance and its anticipated cash flows will be adequate to cover its product liability claims exposure. However, because of the uncertainty as to the number of claims or the nature and extent of liability for personal injuries and to changes in the historical or future levels of insurance coverage or the terms or costs thereof, there can be no assurance that such insurance coverages will be adequate or available in the future to cover product liability claims or that the applicable insurer will be solvent at the time of any covered loss. Moreover, even if the Company maintains adequate insurance, any successful claim could materially and adversely affect the business, reputation, and prospects of the Company and divert management time and resources. See "Business--Legal Proceedings."

GOVERNMENT REGULATION

  Paintball products are within the jurisdiction of the United States Consumer Products Safety Commission (the "CPSC") and other Federal, state, local, and foreign regulatory bodies. The CPSC has the authority under certain Federal laws and regulations to protect consumers from hazardous goods. The CPSC may exclude from the market goods it determines are hazardous, and may require a manufacturer to repurchase such goods under certain circumstances. Some state, local, and foreign governments have similar laws and regulations. If the Company is found to have violated any such law or regulation, the sale of the relevant products could be prohibited and the Company could be required to repurchase such products. In addition, although the Company is not aware of any legislation specifically targeted at paintball products, the Company understands that certain local and foreign jurisdictions have enacted legislation that prohibits retailers from selling certain product categories that are or may be sufficiently broad to include paintball guns. Although the Company is not aware of any Federal or state legislative or regulatory initiatives to enact similar legislation or to prohibit or restrict specifically the sale of paintball products, there can be no assurance that such legislation will not be adopted in the future. Any such legislative initiatives, if adopted, and any negative publicity surrounding such efforts, whether or not adopted, could have a material adverse effect on the Company and its prospects. See "Business--Government Regulation."

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent upon the management and leadership skills of the members of its senior management team and other key personnel, including certain members of its product development team. Several members of the Company's senior management have only recently been employed with the Company in their present capacities. The loss of any such personnel or the inability to attract, retain, and motivate key personnel could have a material adverse effect on the Company and its prospects. E. Lynn Scott, the President and Chief Executive Officer of the Company, has entered into an employment and noncompetition agreement with the Company that extends through the year 2000 and he is the only employee of the Company with an employment agreement. The Company does not maintain key-man life insurance on any employee. See "Management--Executive Officers and Directors" and "--Employment Agreements."

DISCRETIONARY USE OF PROCEEDS

  The Company intends to use the proceeds of the Offering to (i) repay certain indebtedness outstanding under Daisy's credit facility which has been specifically allocated to the Company, (ii) repay certain intercompany indebtedness owed to Daisy, and (iii) pay to Daisy the value of its divisional equity in the Company, representing historical retained earnings. The Company anticipates that the sum of these amounts will total approximately $12.0 to $14.0 million by the time of the consummation of the Offering. The balance of the net proceeds from the Offering will be used for working capital to support the planned growth of the Company's business and for other general corporate purposes, which may include the investment in or acquisition of complimentary business. As a result, the Company's success will depend substantially on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of the Offering. See "Use of Proceeds."

ALLOCATION OF HISTORICAL FINANCIAL INFORMATION

  Historically, Daisy and its Brass Eagle division shared operational and administrative facilities, including management information systems. As a result, in preparing the historical financial information included elsewhere in this Prospectus, certain manufacturing, selling, and administrative expenses that could not be specifically attributed to paintball operations had to be allocated between Daisy and the Company. These allocations were based on various factors and assumptions, including quantity of inventory produced, quantity of materials received, number of shipments, number of employees, and amount of time spent by Daisy employees performing paintball-related operations. The Company believes that all historical allocations were reasonable and that any errors in the historical allocations would not have a material adverse effect on the Company and its prospects. However, there can be no assurance that these allocations are reflective of costs the Company will incur as an independent entity in the future. Effective September 1, 1997, it was no longer necessary to allocate certain of these costs due to the implementation of a new computer management information services system. See "Summary Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The Company believes that the market for paintball products is currently fragmented and underdeveloped. The Company believes it faces a limited number of competitors, particularly in the beginner and recreational segments, where it concentrates its business, and that it has the leading market share in paintball products. However, there can be no assurance that any number of new competitors, some of which may have significantly greater financial and organizational resources than the Company, will not emerge in the future as the market for paintball products develops, or that the present competitors of the Company will not be able to compete more successfully in the future. For the Company to maintain or increase its market share, it must continue to compete successfully in the design, manufacture, marketing, and distribution of paintball products. See "--Limited Protection for Technology" and "Business--Competition."

LIMITED PROTECTION FOR TECHNOLOGY

  The Company has obtained patents for the design of certain of its paintball gun products and will seek patent protection in the future for new products. Nevertheless, the Company's competitors currently replicate and may continue to replicate certain features and functions of the Company's paintball gun products. There can be no assurance that current or future patent protection will prevent competitors from offering competing products, that any issued patents will be upheld, or that patent protection will be granted in any or all of the countries in which applications are currently pending or granted on the breadth of the description of the invention. In addition, due to considerations relating to, among other things, cost, delay, or adverse publicity, there can be no assurance that the Company will elect to enforce its intellectual property rights. There can be no assurance that the failure to enforce such rights will not have a material adverse effect on the Company and its prospects.

  The Company's competitors have also obtained and may continue to obtain patents on certain features of their products which may prevent or discourage the Company from offering such features on its products, which, in turn, could result in a competitive disadvantage to the Company. There can be no assurance that the Company's competitors will not assert against the Company claims of intellectual property rights that relate to the Company's paintball gun products and product features and, if asserted, that the Company will not incur material liabilities in the future. See "Business--Intellectual Property."

RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS AND MARKET DEMAND

  Although the Company currently manufactures its products only in the United States, it distributes and sells its paintball products internationally, principally in Europe. Although international sales only accounted for 14.5% of the Company's sales in 1996, 82.0% of its foreign sales were to WDP Ltd., the Company's European distributor, pursuant to a non-exclusive agreement. Loss of the Company's relationship with this distributor or changes in economic conditions, currency exchange rates, tariff regulations, or other trade restrictions or political instability ("International Conditions") could adversely affect the international market for the Company's paintball products, which in turn could have a material adverse effect on the Company and its prospects. In addition, insufficient international demand for the Company's paintball products, whether due to changes in International Conditions, consumer preferences, or other factors, could have a material adverse effect on the Company and its prospects. See "Business--Sales and Distribution."

NO PRIOR PUBLIC MARKET; MAINTENANCE OF LISTING REQUIREMENTS AND POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Although the Company will apply to have the shares listed on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained. The Nasdaq National Market has certain requirements that must be satisfied to obtain and maintain listing status, including certain requirements with respect to the number of market makers for, and number of stockholders of, the Common Stock that are out of the Company's control. Although the Company believes that it will satisfy the initial listing requirements, there can be no assurance that it will be able to continue to satisfy the listing maintenance requirements. Any failure by the Company to satisfy these requirements could have a material adverse effect on the liquidity and market price of the Common Stock.

  The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. The market price for shares of the Common Stock may be volatile and may fluctuate based upon a number of factors, including, without limitation, business performance, timing of revenues, news announcements, or changes in general trading market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Shares Eligible for Future Sale," and "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon the consummation of the Offering, the Company will have outstanding 6,883,899 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). Of these shares, all of the 2,275,000 shares sold in the Offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") by persons other than "affiliates" (as defined in the Securities Act) of the Company. Future sales of substantial amounts of Common Stock (including shares issued upon the exercise of options that may be granted pursuant to any employee stock option or other equity plan of the Company), or the perception that such sales could occur, could have an adverse effect on the market price of the Common Stock. If such sales or any other factor should reduce the market price of Common Stock, the Company's ability to raise additional capital in the public equity markets could be adversely affected. The Company and its directors and executive officers and certain shareholders have agreed, subject to certain exceptions, not to sell, offer to sell, grant any option (other than pursuant to the Company's 1997 Stock Option Plan) for the sale of, or otherwise dispose of, any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock (except for shares offered in the Offering) for a period of 180 days after the date of this Prospectus without the prior written consent of McDonald & Company Securities, Inc. See "Description of Capital Stock," "Shares Eligible for Future Sale," and "Underwriting."

CONTROL BY PRINCIPAL STOCKHOLDER

  Upon consummation of the Offering, without taking into account any dilutive stock options, Charter Oak Partners, a Connecticut limited partnership, will beneficially own 53.4% of the Common Stock of the Company. As a result, Charter Oak Partners will be in a position to control the outcome of all matters requiring stockholder approval, including the election or removal of directors and approval of significant corporate transactions, and will have the ability generally to direct the Company's affairs. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which the holders of the Company's Common Stock might otherwise receive a premium over current market prices for their shares. See "Principal Stockholders."

DILUTION

  The initial public offering price is expected to be substantially higher than the book value per share of the Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate and substantial dilution of $7.71 per share. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company does not expect to pay any cash dividends on shares of the Common Stock in the foreseeable future. See "Dividend Policy."

FUTURE CAPITAL NEEDS

  The Company believes that funds generated from operations, together with the net proceeds of this Offering and borrowings under contemplated future credit facilities, will be sufficient to meet working capital needs of the Company for at least the next 18 months. The Company's long-term capital requirements beyond that time will depend on many factors, including, but not limited to, the rate at which the Company expands its business. To the extent that the funds generated from the sources described above are insufficient to fund the Company's activities in the short- or long-term, the Company will need to raise additional funds through public or private financings. No assurance can be given that additional financing will be available on terms favorable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                               CORPORATE HISTORY

  The Company, including its predecessor organizations, has manufactured air powered guns for over 100 years. The Company, operating as Daisy, began manufacturing paintball guns as a device to mark trees and cattle for commercial purposes in the early 1970's. Daisy manufactured paintball guns under contract for the Nelson Paint Company and remained active in this market until 1993. In 1993, Daisy began manufacturing, marketing and distributing paintball products for sports and recreational use under a royalty arrangement with BEI. In October 1995, Daisy purchased certain assets, patents, and trademarks, including the Brass Eagle name, from BEI in the BEI Acquisition, and from 1993 to September 1997 sold paintball products through its Brass Eagle division. In September 1997, Daisy changed its name to Brass Eagle Inc. Pursuant to a corporate reorganization to be effected concurrently with the Offering, the Company will transfer all of its non-paintball related assets, operations, and liabilities to a newly created subsidiary, New Daisy . See "Risk Factors--Limited Operating History; Certain Administrative Services," "--Certain Tax and Contingent Liability Risks Related to the Reorganization," "Reorganization," "Business--Manufacturing; Strategic Alliances; Backlog," and "Certain Transactions--Administrative Services Agreement."

                                REORGANIZATION

  Concurrently with the Offering, the Company will effect a reorganization (the "Reorganization"), pursuant to which (i) all of the issued and outstanding preferred stock of the Company will be cancelled for no consideration, (ii) the Company will transfer all of its non-paintball related assets, operations, and liabilities to New Daisy, retaining only its paintball related assets, operations, and liabilities, (iii) the Company will then distribute all of the outstanding capital stock of New Daisy to the Company's existing stockholders in a spin-off transaction, and (iv) New Daisy will agree to indemnify and hold harmless the Company and its officers, directors, employees, and stockholders from and against all liabilities and obligations related to the Company's non-paintball related operations, including, without limitation, (A) any products liability claim relating to any products sold by the Company prior to the Reorganization (other than products sold under the Brass Eagle name) and any products sold by New Daisy after the Reorganization, and (B) any claim by any employee or former employee of the Company or of New Daisy to the extent that such claim relates to post-retirement medical or pension benefits that are attributable to the employment of any such individual in the Company's non-paintball related operations. The indemnification obligations of New Daisy will be guaranteed by certain stockholders of New Daisy pursuant to a guaranty agreement. See "Certain Transactions--Guaranty Agreement." Although the Company does not believe that it will incur any material tax liability in connection with the transfer or the spin-off, there can be no assurance that the Service will agree with the Company's treatment of these transactions for Federal income tax purposes. The Company will be required to recognize gain on the transfer to the extent that the value of the liabilities assumed by New Daisy exceeds the Company's adjusted tax basis in the assets transferred. However, the Company believes that it has available to it tax loss carryforwards from prior years and current year tax losses incurred prior to the Reorganization (attributable in each case to the Company's historical non-paintball operations) that are sufficient to offset all of this gain. In addition, the Company would be required to recognize gain on the spin-off if and to the extent that the fair market value of the outstanding capital stock of New Daisy exceeds the Company's adjusted tax basis in such stock. New Daisy has agreed to indemnify the Company against all tax consequences related to the transactions contemplated by the Reorganization. Following the Reorganization, the Company will concentrate on its paintball operations and New Daisy intends to continue to market airguns, toy guns, and steel shot. See "Risk Factors--Certain Tax and Contingent Liability Risks Related to the Reorganization" and "Certain Transactions--Tax Allocation Agreement."

                                DIVIDEND POLICY

  The Company has never paid any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to reinvest its earnings, if any, in the development and expansion of the Company's business. Any future declaration of cash dividends will be at the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements, and financial position of the Company, general economic conditions, and other pertinent factors.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the shares offered hereby are approximately $22.7 million after deducting underwriting discounts and commissions, and estimated offering expenses payable by the Company.

  The Company intends to use the net proceeds from the Offering to (i) repay certain indebtedness outstanding under Daisy's credit facility which has been specifically allocated to the Company, which matures in January 1998 and bears interest at LIBOR plus 2.5%, (ii) repay certain intercompany indebtedness owed to Daisy, and (iii) pay to Daisy the value of its divisional equity in the Company. As of August 31, 1997, these amounts were as follows (i) $1.5 million, (ii) approximately $2.2 million, and (iii) approximately $3.1 million, respectively, for a total of $6.8 million.

  The Company anticipates, however, that intercompany borrowings from Daisy will increase significantly (to approximately $7.0 to $8.0 million) prior to the consummation of the Offering due to the Company's increased working capital needs to support sales growth, and that divisional equity will also increase significantly (to approximately $3.5 to $4.5 million) as a result of increased income. Consequently, the Company expects that total payments to Daisy from the proceeds of the Offering will be approximately $12.0 to $14.0 million. The balance of the net proceeds from the Offering will be used for working capital to support the planned growth of its business and for other general corporate purposes, which may include the investment in or acquisition of complementary businesses.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of August 31, 1997, and as adjusted to reflect the sale by the Company of 2,275,000 shares of Common Stock offered hereby, after the deduction of the estimated expenses of the Offering, assuming an initial public offering price of $11.00 per share (the mid-point of the estimated initial public offering price range), and the application of the net proceeds therefrom as described under "Use of Proceeds." The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                             AUGUST 31, 1997
                                                          ---------------------
                                                          ACTUAL AS ADJUSTED(1)
                                                          ------ --------------
                                                                (DOLLARS
                                                              IN THOUSANDS)
Short-term debt:
  Current maturities of long-term debt................... $1,358       $858
  Intercompany debt......................................  2,194        --
                                                          ------    -------
                                                          $3,552       $858
                                                          ======    =======
Long-term debt, less current maturities(2)............... $1,414       $414
                                                          ------    -------
Stockholders' equity:
  Common Stock, $.01 par value, 10,000,000 shares
   authorized;
   6,883,899 issued and outstanding(3) ..................    --          69
  Additional paid-in capital.............................    237     22,594
  Retained earnings......................................    --         --
  Divisional retained earnings...........................  2,873        --
                                                          ------    -------
  Total stockholders' equity.............................  3,110     22,663
                                                          ------    -------
    Total capitalization................................. $4,524    $23,077
                                                          ======    =======

--------
(1) Gives effect to the application of the proceeds from the Offering after the deduction of the estimated expenses. See "Use of Proceeds."
(2) See Note 5 to Financial Statements for information regarding the Company's long-term indebtedness.

(3) Does not include 944,561 shares of the Common Stock reserved for issuance under various stock option plans, stock purchase agreements, and director compensation arrangements and 341,250 shares of Common Stock which the Underwriters may purchase pursuant to the over-allotment option. See "Management--Director Compensation," "--Employment Agreements," "--1997 Stock Option Plan," "--Employee Stock Purchase Plan," and "--Certain Additional Options."

                                   DILUTION

  The net tangible book value of the Company as of August 31 1997, was approximately $3.1 million, or $.67 per share of Common Stock. Net tangible book value per share represents the Company's total tangible assets less its total liabilities divided by the number of shares of Common Stock outstanding. The Company estimates the net proceeds from the Offering will be approximately $22.7 million. After giving effect to the sale by the Company of 2,275,000 shares of Common Stock in the Offering, and after deducting underwriting discounts and commissions, estimated offering expenses payable by the Company, and the value of the divisional equity to be paid to Daisy, the pro forma net tangible book value of the Company as of August 31, 1997, would have been approximately $22.7 million, or $3.29 per share. This represents an immediate net tangible book value dilution of $7.71 per share to investors purchasing shares in the Offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...............       $11.00
                                                                        ------
     Net tangible book value at August 31, 1997.................. $0.67
                                                                  -----
     Increase attributable to new investors in the Offering...... $2.62
                                                                  -----
   Pro forma net tangible book value per share after the Offer-
    ing..........................................................       $ 3.29
                                                                        ------
   Dilution per share to new investors...........................       $ 7.71
                                                                        ======

  The following table summarizes on a pro forma basis as of August 31, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by the existing stockholders of the Company ("Existing Stockholders") and the investors purchasing shares in the Offering ("New Investors").

                            SHARES PURCHASED          TOTAL CONSIDERATION
                            -----------------  ----------------------------------
                                                                    Average Price
                             NUMBER   PERCENT    AMOUNT    PERCENT  Per Share
                            --------- -------  ----------- -------  -------------
Existing Stockholders(1)..  4,608,899  66.95%  $12,129,240  32.65%     $ 2.63
New Investors.............  2,275,000  33.05    25,025,000  67.35       11.00

--------

(1) Does not include 944,561 shares of the Common Stock reserved for issuance under various stock option plans, stock purchase agreements, and director compensation arrangements and 341,250 shares of Common Stock which the Underwriters may purchase pursuant to the over-allotment option. See "Management--Director Compensation," "--Employment Agreements," "--1997 Stock Option Plan," "--Employee Stock Purchase Plan," and "--Certain Additional Options."

                            SELECTED FINANCIAL DATA

  The following table presents selected historical financial data of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto included elsewhere in this Prospectus. The statement of operations data set forth below for each of the three years ended December 31, 1996, and the eight months ended August 31, 1996 and 1997, and the balance sheet data at December 31, 1996, and 1995, and August 31, 1997 are derived from, and are qualified by reference to, the financial statements included elsewhere in this Prospectus, and should be read in conjunction with those financial statements and the notes thereto. The statement of operations data for the year ended December 31, 1992 and 1993 is derived from unaudited financial statements not included in this Prospectus.

  The historical financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered.

                                 YEAR ENDED DECEMBER 31,               EIGHT MONTHS    EIGHT MONTHS
                         -------------------------------------------       ENDED           ENDED
                         1992   1993      1994     1995      1996     AUGUST 31, 1996 AUGUST 31, 1997
                         ----  -------  -------- --------  ---------  --------------- ---------------
                         (DOLLARS IN THOUSANDS, EXCEPT SHARES AND
                                    PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net sales............... $159  $   851  $  2,615 $  4,319  $  13,838      $ 6,977        $  18,391
Cost of sales...........  155      615     1,258    2,456      9,625        4,962           12,308
                         ----  -------  -------- --------  ---------      -------        ---------
Gross profit............    4      236     1,357    1,863      4,213        2,015            6,083
Operating expenses
  Selling and
   marketing............   14       78       279      640      1,472          622            2,008
  General and
   administrative.......   13       70       219      595        750          704              953
  Royalty expense.......  --       148       459      487        --           --               --
  Amortization expense..  --       --        --        52        202          130              136
                         ----  -------  -------- --------  ---------      -------        ---------
                           27      296       957    1,774      2,424        1,456            3,097
                         ----  -------  -------- --------  ---------      -------        ---------
Operating income
 (loss).................  (23)     (60)      400       89      1,789          559            2,986
Other expense
  Interest expense(1)...  --       --        --        87        315          222              162
  Other, net............  --       --        --       --          45          --               --
                         ----  -------  -------- --------  ---------      -------        ---------
                          --       --        --        87        360          222              162
                         ----  -------  -------- --------  ---------      -------        ---------
Income (loss) before
 income taxes...........  (23)     (60)      400        2      1,429          337            2,824
Provision (benefit) for
 income taxes...........    9      (23)      153        1        547          129            1,081
                         ----  -------  -------- --------  ---------      -------        ---------
Net income (loss)....... $(14)     (37) $    247 $      1  $     882      $   208        $   1,743
                         ====  =======  ======== ========  =========      =======        =========
Net income per
 share(2)...............                                   $    0.17                     $    0.33
Weighted average shares
 outstanding(2).........                                   5,296,204                     5,312,977
PRO FORMA STATEMENT OF
 OPERATIONS DATA:
Net income(3)...........                                   $   1,315                     $   2,024
Net income per
 share(4)...............                                   $    0.17                     $    0.27
Weighted average shares
 outstanding(4).........                                   7,571,204                     7,587,971
                                                    DECEMBER 31,              AUGUST 31, 1997
                                                 -------------------  -------------------------------
                                                   1995      1996         ACTUAL      AS ADJUSTED(5)
                                                 --------  ---------  --------------- ---------------
BALANCE SHEET DATA (AT
 PERIOD END):
Working capital
 (deficit)..............                         $   (993) $    (734)     $   597        $  19,150
Total assets............                            6,288      9,269       15,549           31,408
Long-term debt (less
 current portion).......                            3,043      1,892        1,414              414
Divisional equity.......                              248      1,130        3,110              --
Stockholders'
 equity(6)..............                              --         --           --            22,663

--------
(1) Intercompany borrowings from Daisy are non-interest bearing. See Note 9 to Financial Statements.

(2) The net income per share has been calculated on a pro forma basis by dividing net income by the weighted average shares outstanding after the Reorganization, dilutive stock options and the number of shares to be issued in the Offering the proceeds from which would be sufficient to pay the divisional equity owed to Daisy.


(3) Pro forma net income has been computed by adjusting historical net income for the year ended December 31, 1996, and the eight months ended August 31, 1997, to give effect to (i) repayment of the $1.5 million term debt specifically allocated to Brass Eagle and the elimination of interest expense with respect thereto, and (ii) investment of the proceeds from the Offering after the repayment of the intercompany indebtedness owed to Daisy and the payment to Daisy of the value of its divisional equity of approximately $10.8 million in the aggregate at a 5.7% return, net of the tax effects, as if the Offering had occurred on January 1, 1996, and 1997, respectively. See "Use of Proceeds."

(4) The pro forma net income per share has been calculated by dividing pro forma net income by the weighted average shares outstanding after the Reorganization, the issuance of 2,275,000 shares in the Offering, dilutive stock options and the number of shares to be issued in the Offering the proceeds from which would be sufficient to pay the divisional equity to Daisy.

(5) Gives effect to the application of the proceeds from the Offering after the deduction of the estimated expenses. See "Use of Proceeds."

(6) Stockholders' equity at August 31, 1997 (as adjusted) reflects divisional equity after giving effect to the Offering and the application of the proceeds therefrom.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the Financial Statements and the related notes thereto, which are included elsewhere in this Prospectus.

GENERAL

  Brass Eagle is a worldwide leader in the design, manufacture, marketing, and distribution of paintball products. The Company's sales have grown rapidly, from $2.6 million in 1994 to $4.3 million in 1995 and to $13.8 million in 1996, a compound annual growth rate of 130.4%. This growth has continued in 1997 with sales of $18.4 million through August 31, 1997, compared to $7.0 million through August 31, 1996, an increase for the eight month period of 162.9%. The Company believes its growth has been the result of increasing market acceptance of paintball and, more specifically, growing demand from consumers through mass merchandisers and major sporting goods retailers for Brass Eagle products. The Company believes significant opportunities for growth continue to exist worldwide and intends to increase market awareness both nationally and internationally through an active growth campaign.

  The Company sells paintball guns and a full line of paintball-related accessories, including paintballs, facemasks, and refillable CO/2/ cartridges. Approximately 80% of the Company's sales are to national and regional mass merchandisers, such as Kmart, Wal*Mart, and Meijer, and major sporting goods retailers, such as The Sports Authority, Dick's Sporting Goods, and Jumbo Sports. Brass Eagle products are currently the only paintball products sold through Kmart and Wal*Mart, and through most major sporting goods chains. The Company's products are also sold through sporting goods distributors, specialty distributors of paintball products, and paintball specialty shops. See "Risk Factors--Dependence on Certain Customers" and "Business--Sales and Distribution."

  In connection with the BEI Aquisition, the Company purchased certain assets, trademarks, and patents from BEI in October 1995 for cash and a long-term, non-interest bearing note. As a result of this purchase, payments under a royalty arrangement with BEI were discontinued. The purchase price is being allocated over the useful lives of the tangible and intangible assets acquired from BEI.

  While the Company's gross profits have increased from $1.4 million in 1994 to $4.2 million in 1996, the Company's gross margins have been negatively impacted by increased sales of lower margin paintballs and paintball accessories. Operating expenses as a percentage of sales continue to decrease as the Company realizes operating efficiencies from increased volume, as well as from the decrease in royalty expense beginning in October 1995.

  For the years ended December 31, 1994, 1995, and 1996, and the eight-month period ended August 31, 1997, Brass Eagle shared operational and administrative facilities with Daisy. As a result, manufacturing, selling, and administrative expenses had to be allocated from Daisy to Brass Eagle. Allocations were based on various activities including quantity of inventory produced, quantity of inventory received, number of shipments, headcount, and estimates of time spent on Brass Eagle. Sales, returns, material cost, and direct labor cost were not allocated because they could be specifically identified to Brass Eagle. Management must make estimates and assumptions in preparing financial statements that affect the amounts reported therein and the disclosures provided. The Company believes all allocations made were reasonable and that any errors in the historical allocations would not have a material adverse affect on the Company and its prospects. However, there can be no assurance that these historical allocations reflect the costs the Company will incur as an independent entity in the future.

RESULTS OF OPERATIONS

  The following table sets forth operations data as a percentage of sales for the periods indicated.

                                         YEAR ENDED        EIGHT MONTHS ENDED
                                        DECEMBER 31,           AUGUST 31,
                                      -------------------  --------------------
                                      1994   1995   1996     1996       1997
                                      -----  -----  -----  ---------  ---------
Sales ............................... 100.0% 100.0% 100.0%     100.0%     100.0%
Cost of sales........................  48.1%  56.9%  69.6%      71.1%      66.9%
Gross margin.........................  51.9%  43.1%  30.4%      28.9%      33.1%
Operating expenses...................  36.6%  41.1%  17.5%      20.9%      16.8%
Operating income.....................  15.3%   2.0%  12.9%       8.0%      16.3%
Net income...........................   9.4%    --    6.4%       3.0%       9.5%

 EIGHT MONTHS ENDED AUGUST 31, 1997, COMPARED TO EIGHT MONTHS ENDED AUGUST 31, 1996

  Sales. Sales increased by 162.9% to $18.4 million for the first eight months of 1997 compared to $7.0 million in the first eight months of 1996. The increase in sales was primarily due to higher unit volume of all products. Domestic sales increased by 175.4% to $16.8 million (or 91.3% of sales) in the first eight months of 1997 from $6.1 million (or 87.8% of sales) in the first eight months of 1996. International sales increased by 87.4% to $1.6 million (or 8.7% of sales) in the first eight months of 1997 from $854,000 (or 12.2% of sales) in the first eight months of 1996, principally due to the addition of a new distributor in Europe.

  Gross margin. Gross margin (gross profit as a percentage of net sales) increased to 33.1% for the first eight months of 1997 compared to 28.9% for the first eight months of 1996 principally due to raw materials purchasing and manufacturing spending efficiencies.

  Operating expenses. Operating expenses increased by 106.7% to $3.1 million in the first eight months of 1997 compared to $1.5 million in the first eight months of 1996 due to selling and marketing expense increases and compensation expense associated with options granted, but decreased as a percentage of sales from 20.9% to 16.8%. The decrease in operating expenses as a percent of sales was primarily the result of certain fixed expenses being allocated over an increased sales base.

  Operating income. Operating income increased by 436.7% to $3.0 million in the first eight months of 1997 compared to $559,000 in the first eight months of 1996. The increase was primarily due to higher unit sales volume.

  Interest expense. The Company incurred interest expense of $162,000 in the first eight months of 1997 compared to $222,000 in the first eight months of 1996. The decrease was primarily due to the scheduled debt payments reducing outstanding borrowings incurred in connection with the BEI Acquisition.

  Income tax rate. The Company's effective Federal and state income tax rate was 38.3% based upon tax expenses allocated on a separate return basis in the first eight months of 1997 and 1996.

 YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Sales. Sales increased by 220.9% to $13.8 million in 1996 compared to $4.3 million in 1995. The increase was primarily due to higher unit volume in all of the Company's products, the addition of new products in the accessories category, and the introduction of the new Raptor paintball gun. Domestic sales increased by 187.8% to $11.8 million (or 85.5% of sales) in 1996 from $4.1 million (or 93.9% of sales) in 1995. International sales increased by 660.5% to $2.0 million (or 14.5% of sales) in 1996 from $263,000 (or 6.1% of sales) in 1995.

  Gross margin. Gross margin decreased to 30.4% in 1996 compared to 43.1% in 1995. The decrease was primarily due to increases in unit volume of paintballs, which have significantly lower margins than the Company's other products.

  Operating expenses. Operating expenses increased by 33.3% to $2.4 million in 1996, compared to $1.8 million in 1995, principally due to increased sales and marketing expenses. The increase related in part to an increase in the number of employees, but was primarily due to increased unit volume related expenses, e.g., freight and commission. Operating expenses in 1995 decreased from 41.1% to 17.5% of sales in 1996 primarily due to the termination in October 1995 of the royalty arrangement with BEI, which accounted for $487,000 (or 11.2% of sales in 1995) and increases in unit volume.

  Operating income. Operating income increased by 1,922.5% to $1.8 million in 1996, compared to $89,000 in 1995. The increase was primarily due to higher unit sales volume.

  Interest expense. The Company incurred interest expense of $315,000 in 1996, compared to $87,000 in 1995. The increase was due to debt incurred in connection with the BEI Acquisition.

  Income tax rate. The Company's effective Federal and state income tax rate was 38.3% based upon tax expenses being allocated on a separate return basis in 1996 and 1995.

 YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Sales. Sales increased by 65.4% to $4.3 million in 1995, compared to $2.6 million in 1994. The increase was primarily due to the introduction of several new products in 1995 and continued higher unit volume sales of all of the Company's products. Domestic sales increased by 64.0% to $4.1 million (or 93.9% of sales) in 1995 from $2.5 million (or 94.5% of sales) in 1994. International sales increased by 82.6% to $263,000 (or 6.1% of sales) in 1995 from $144,000 (or 5.5% of sales) in 1994.

  Gross margin. Gross margin decreased to 43.1% in 1995, compared to 51.9% in 1994. The decrease was due to increased sales volume of paintballs, which have significantly lower margins than the Company's other products, and accessories.

  Operating expenses. Operating expenses increased by 80.0% to $1.8 million in 1995 compared to $1.0 million in 1994. The increase was principally due to increased marketing activities; increased volume related costs, e.g., commissions and freight; and was partially offset by a lower royalty cost as a percent of sales due to the termination of the royalty arrangement in connection with the BEI Acquisition in October 1995.

  Operating income. Operating income decreased by 349.4% to $89,000 in 1995, compared to $400,000 in 1994. The decrease was primarily due to lower gross margins along with higher selling, marketing, general, and administrative expenses.

  Interest expense. Interest expense was $87,000 in 1995, compared to $0 in 1994, due to the debt incurred in connection with the BEI Acquisition.

  Income tax rate. The Company's effective Federal and state income tax rate was 38.3% based upon tax expenses being allocated on a separate return basis in 1995 and 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company requires capital to finance increases in inventory and receivables resulting from the rapid growth of its business. During the past three years the Company has satisfied its operating cash needs, other than cash required to finance the BEI Acquisition in October 1995, through intercompany borrowings from Daisy.

  Net cash used in operations for 1996 was $499,000, which consisted primarily of net income of $882,000, depreciation and amortization expense of $426,000, and a net increase of accounts payable and accrued expenses over prepaid expenses of $994,000, less the increases in accounts receivable of $2.4 million and inventory of $649,000. Net cash provided by operating activities for the eight months ended August 31, 1997, was $2.1 million, which consisted primarily of net income of $1.7 million, depreciation and amortization expense of

$455,000, stock option compensation expense of $237,000, less increases in accounts receivable of $2.9 million and inventory of $2.4 million and an increase in accounts payable and accrued expenses over prepaid expenses of $5.0 million.

  Net cash used in investing activities was $112,000 for 1996 and $668,000 for the eight months ending August 31, 1997, which consisted of purchases of property, equipment, and other assets. The Company does not have any capital commitments for the next 12 months but expects to spend approximately $1.0 million during that period for the following: plant and facilities, a distribution center, product development, and increased production capacity.

  Net cash provided by financing activities was $611,000 in 1996, which consisted of a $1.1 million reduction of the long-term debt and $1.7 million of additional borrowings from Daisy. Net cash used in financing activities was $1.4 million in the eight months ended August 31, 1997, which consisted of a $271,000 reduction of long-term debt and $1.2 million reduction of the intercompany borrowings from Daisy.

  As of August 31, 1997, the Company had existing term debt specifically allocated from the Daisy credit facility of $1.5 million, which matures in January 1998 and bears interest at LIBOR plus 2.5%, and an additional non-interest bearing term debt with a remaining face value of $1.4 million payable to the prior owners of BEI. The BEI term note was discounted at 8.4% which was the Company's incremental borrowing rate as of October 1, 1995, the date of inception of the note. The present value of the note outstanding at August 31, 1997 was $1.2 million. The face value of the note is payable in three installments of $650,000, $350,000, and $395,000, on October 31, 1997, January
31, 1998 and October 3, 1998, respectively. The Daisy credit facility is secured by all personal and intangible properties of Daisy and Brass Eagle. The bank will release its security interest in the personal and intangible properties of Brass Eagle upon repayment of the intercompany debt and the credit facility term loan specifically allocated to Brass Eagle. The non-interest bearing promissory note payable to BEI is secured by the assets acquired in the BEI Acquisition.

  At August 31, 1997, the Company had working capital of $597,000, including a balance due to Daisy of $2.2 million of non-interest bearing intercompany borrowings. The Company expects significant increases in intercompany borrowings prior to the time of the Offering. The Company intends to replace the intercompany borrowings from Daisy with the proceeds from the Offering and establish a separate credit facility and line of credit for the Company. Although the Company has contacted financial institutions regarding the new credit facility, the Company has not entered into any letter of intent or other agreements relating to such facility. See "Use of Proceeds."

  The Company believes that funds generated from operations, together with the net proceeds of the Offering and borrowings under contemplated future credit facilities, will be adequate to meet its anticipated cash requirements for at least the next 18 months.

SEASONALITY

  While more sales of the Company's paintball products occur in the spring and fall, the Company does not believe that seasonality has had a material effect on the Company's operations to date.

                                   BUSINESS

INTRODUCTION

  Brass Eagle is a worldwide leader in the design, manufacture, marketing, and distribution of paintball products, including paintball guns, paintballs, and accessories. The Company believes it is the only manufacturer with a full line of products that address step-by-step price points for beginner, recreational, and competition level paintball participants. In addition, Brass Eagle is the only manufacturer to offer paintball products to consumers through easily accessible channels such as mass merchandisers and major sporting goods retailers. As a result of these initiatives, Brass Eagle provides a large consumer base with high quality paintball products and accessories that generally sell for substantially less than those of its competitors. These advances have significantly broadened the paintball industry's consumer base, increased the overall number of paintball participants, and heightened the general awareness of and excitement for the sport.

  Approximately 80% of the Company's sales are to national and regional mass merchandisers, such as Kmart, Wal*Mart, and Meijer, and major sporting goods retailers, such as The Sports Authority, Dick's Sporting Goods, and Jumbo Sports. Brass Eagle products are currently the only paintball products sold through Kmart and Wal*Mart, and through most major sporting goods chains. The Company's products are also sold through sporting goods distributors, specialty distributors of paintball products, and paintball specialty shops. See "Risk Factors--Dependence on Certain Customers."

  The Company's sales have grown rapidly, from $2.6 million in 1994 to $4.3 million in 1995 and to $13.8 million in 1996, a compound annual growth rate of 130.4%. This growth has continued in 1997 with sales of $18.4 million through August 31, 1997, compared to $7.0 million through August 31, 1996, an increase for the eight month period of 162.9%. The Company believes its growth has been the result of increasing market acceptance of paintball and, more specifically, growing demand from consumers through mass merchandisers and major sporting goods retailers for Brass Eagle products. The Company believes significant opportunities for additional growth exist worldwide and intends to increase paintball participation and the Company's sales both nationally and internationally through an active growth campaign.

  The Company's growth strategy is to increase market awareness of paintball worldwide, thereby expanding the paintball industry and strengthening its leadership position. The principal strategies developed by the Company to reach its objective are as follows: (i) expand penetration of new and existing markets; (ii) increase participation in the sport of paintball; (iii) increase international sales of paintball products; (iv) increase product sales through step-by-step price segmentation; and (v) evaluate strategic acquisitions.

INDUSTRY OVERVIEW

  Based on published industry data compiled by the Company, the Company estimates that 1996 retail sales of sports equipment were $17.6 billion, and projects 1997 sales of $18.1 billion. This category includes extreme sporting goods such as mountain bikes, snowboards, alpine and cross-country snow skis, water skis, in-line skates, and skateboards, which represented over $1.4 billion in sales in 1996, or 7.7% of total sports equipment sales. Moreover, certain of these activities have experienced substantial growth over the past several years. For example, participation rates in mountain biking and in-line skating have grown at compound annual growth rates of 14.6% and 34.7%, respectively, over the past five years.

  The Company believes that paintball, as an extreme sport, is positioned to experience substantial growth as the sport becomes available to a broader consumer group. Based on published industry data compiled by the Company, the Company believes that total paintball expenditures, including paintball guns, paintballs, accessories, and playing field fees, will be approximately $250.0 million for 1997 and projects these expenditures to increase substantially in the near future. Historically, paintball was played primarily by avid enthusiasts, generally with relatively expensive, high-end paintball guns and accessories. Enthusiasts typically obtained their equipment from a highly fragmented base of catalogue distributors and specialty retailers. Recently, an increasingly broader group of players, including corporate groups, youth leagues, church organizations, and others, have begun participating in paintball. These beginner and recreational players often purchase paintball guns and accessories at mass merchandise stores or sporting goods stores and play paintball several times per year. The Company believes that its strategy of providing a full range of products at various price and performance points has contributed significantly to the broadening of the industry's consumer base, the increase in the overall number of paintball participants, and the growing acceptance of the sport.

  A key component in the continued growth of paintball is the availability of playing facilities. Historically, these facilities have consisted of commercial and private fields, typically located outside urban centers and in rural areas and used primarily by paintball enthusiasts. In order to further develop the market for paintball in more densely populated areas, the Company intends to promote a modular paintball field concept that can be played in a relatively small, self-contained area that can easily be adapted or designed to fit into existing family amusement centers such as go-cart tracks, batting cages and miniature golf courses or as a stand-alone facility. The Company recently began marketing a version of this concept under the Hyperball(TM) name. In addition, the Company believes that a significant number of field operators are upgrading their facilities to cater to the growing number of beginner and recreational players. Many operators are constructing "scenario fields" where mock battlefields, forts, and other props are utilized to provide a fun, exciting, fantasy-like experience.

GROWTH STRATEGIES

  The Company has developed the following growth strategies to capitalize on its strong brand name, successful products, and operating capabilities:

  . EXPAND PENETRATION OF NEW AND EXISTING MARKETS. Brass Eagle's sales and marketing programs are aimed at increasing its presence in its existing markets and expanding into new markets. Approximately 80% of the Company's sales are to national and regional mass merchandisers, such as Kmart, Wal*Mart, and Meijer, and major sporting goods retailers, such as The Sports Authority, Dick's Sporting Goods, and Jumbo Sports. The Company estimates that its products are currently sold in approximately 3,500 retail outlets, and believes significant opportunities exist for increased market penetration. In addition, the Company expects to increase sales to wholesale distributors, which supply Brass Eagle products to specialty retailers and international markets. The Company also has a direct sales program to reach consumers with unique, branded accessories and apparel, and intends to pursue aggressively new markets, such as family amusement centers and parks, using concepts such as Hyperball(TM) and shooting booths.

  . INCREASE PARTICIPATION IN THE SPORT OF PAINTBALL. The Company believes that its increased marketing efforts and heightened media exposure are helping to promote and grow the sport of paintball. Through high visibility promotion campaigns, such as the Company's "Ballin' on the Beach at Spring Break '97" in Panama City Beach, Florida, professional paintball tournament coverage on ESPN, MTV's Road Rules, and other televised programs, paintball is being introduced to a broader group of potential participants. The Company is involved in numerous paintball events and promotions and currently sponsors the National Professional Paintball League ("NPPL") and two professional paintball teams. The Company has been featured and advertises in paintball-related publications.

    The Company is currently marketing a modular field concept under the Hyperball(TM) name in a variety of urban areas through an exclusive North and South American licensing agreement with WDP Europe Limited, the Company's European distributor. High speed modular games such as Hyperball(TM) provide the beginner, recreational, and competition level participant with convenient access to playing fields and the opportunity to participate in an exciting new paintball activity. The modular field concept has been widely accepted in the competition segment with the introduction of Hyperball(TM) in 1996 at the World Paintball Championships in Orlando, Florida, and the Company believes that it will continue to be an important part of bringing the sport to people of all skill levels. The Company has licensed modular fields operated under the Hyperball(TM) name in Newberg, New York and Mantua, New Jersey, to be opened in November 1997, and anticipates that it will license several additional locations over the next 12 months.

  . INCREASE INTERNATIONAL SALES OF PAINTBALL PRODUCTS. The Company believes that international markets for paintball products and accessories present significant opportunities for growth. Through its relationship with WDP Ltd., its European distributor, the Company has been successful in expanding its market share in Europe, primarily in Germany and the United Kingdom. The Company believes that significant additional growth opportunities exist in Europe, as well as in South and Central America. Sales outside of North America accounted for 14.5% of the Company's total sales in 1996. As the popularity of paintball continues to grow and the Company increases its marketing and sales efforts abroad, the Company expects that sales outside of North America will account for a larger portion of its sales.

  . INCREASE PRODUCT SALES THROUGH STEP-BY-STEP PRICE SEGMENTATION. The Company believes that the total number of paintball guns sold in 1996 more than doubled from 1995 to over 250,000 units worldwide (146,000 of which were sold by the Company), primarily due to the growth in the number of new users in the beginner price segment. In 1996, Brass Eagle offered four paintball guns to consumers at price points from $35 for beginner products to $110 for recreational products. The Company believes that new 1997 product introductions in the competition segment, such as the Raptor and the Rainmaker(TM), will satisfy the demands of competition-level paintball participants. The Company believes that by offering products spanning a wide range of price points it is able to meet the needs of new paintball consumers as well as recreation and competition players as they move to more sophisticated products. The Company intends to continue to focus on research and development to ensure that Brass Eagle is able to offer high quality paintball products at step-by-step price points.

  . EVALUATE STRATEGIC ACQUISITIONS. The Company may, when and if the opportunity arises, acquire other businesses involved in activities or having product lines that are compatible with those of the Company.

OPERATING STRATEGIES

  The Company believes it currently has the leading market share in paintball guns and is a major participant in the paintball and paintball accessories markets. Brass Eagle has established and continues to enhance its position as a worldwide leader in the design, manufacture, marketing, and distribution of paintball products through the following operating strategies:

  . STRONG RELATIONSHIPS WITH CUSTOMER BASE. The Company introduced paintball products to mass merchandisers and major sporting goods retailers at price points familiar to them and, due to the strong demand for paintball products and their attractive retail profit margins, has become an increasingly important supplier to this customer base. Brass Eagle is currently the primary supplier of paintball products to the leading mass merchandisers and major sporting goods retailers selling paintball products and is the only supplier to Kmart and Wal*Mart. The Company strives to maintain these strong relationships by providing retailers high quality paintball products and strong sales and marketing support through co-op advertising, unique promotions, and point-of-sale support.

  . PRODUCT LINE EXPANSION AND DISTRIBUTION CHANNEL SEGMENTATION. The Company has expanded the market for paintball products by extending its product line and segmenting product distribution to address a growing range of price points and performance needs. In 1994, the Company offered only two paintball guns and participated in a narrow market segment represented by paintball guns which retailed from $200 to over $1,000. Today, the Company's primary target market is the beginner and recreational price segment. Brass Eagle now offers six paintball guns and has successfully expanded the primary market for its paintball guns to price points that range from approximately $35 to $500. The Company believes its broad, segmented product lines enable it to capitalize on its design and manufacturing capabilities to meet the cost and performance needs of its customers at various price points, while enhancing its brand name.

  . WIDELY RECOGNIZED BRAND NAME AND DISTINCTIVE PRODUCTS. The Company is responsible for expansion of paintball product distribution to mass merchandisers and major sporting goods retailers, making Brass Eagle one of the most widely recognized brand names in the paintball industry. Brass Eagle paintball products are currently the only paintball products sold by Kmart and Wal*Mart and most major sporting goods retailers. The Company promotes its brand name and image through focused marketing programs, including sponsorship of professional paintball teams and creative advertising in a variety of U.S. and international paintball publications. The Company's brand name and products also receive further promotion through frequent editorial references in these paintball publications.

  . INNOVATIVE PRODUCT DEVELOPMENT. Brass Eagle has established itself as a leader in the growing paintball market by introducing a series of new and innovative paintball products, such as the original semi-automatic Stingray paintball gun, the new Rainmaker(TM) paintball gun, and the Xtreme Vision 280(TM) facemask. The Company has introduced three new paintball gun products and an array of new accessory products in the last 18 months, while continuing to improve its earlier product offerings. Brass Eagle supports its research and development efforts with a team of professionals and sophisticated computer-based design tools. The Company does extensive field tests on its new products through teams of avid players who use the products in all types of playing situations.

  . INCREASINGLY EFFICIENT DESIGN AND MANUFACTURING PROCESSES. The Company continually seeks to improve efficiency in its product development and manufacturing activities. Continuing improvements in product design, as well as the Company's ability to bring critical new technology and advances to its products, have generated significant new opportunities. As a result, Brass Eagle has been able to expand its market by introducing more moderately-priced products. The Company believes that its emphasis on design and manufacturing efficiencies will continue to be a critical factor in its ability to expand the market for its products.

PRODUCTS

  The Company offers a full line of paintball products, including paintball guns, paintballs, and accessories at various price points.

  Paintball Guns. The Company designs and manufactures a full product line of paintball guns with a variety of performance characteristics. There are three primary classifications of paintball guns: 12 gram, pump action, and semi-automatic. The 12 gram paintball gun, such as the Company's Talon model, is a direct descendent of the original "splotch marker" used to mark cattle and trees before the advent of the sport of paintball. These paintball guns use 12 gram CO/2/ jets, are actuated using a pump action, and usually have a small paintball capacity. Pump action paintball guns, such as the Company's Tigershark, differ from a 12 gram paintball gun in that they use a refillable cylinder as a power source and a hopper to feed multiple paintballs into the chamber. While a pump action gun needs to be cocked before each shot, a semi-automatic paintball gun needs to be cocked only once before firing the first shot. Thereafter it fires automatically after each trigger pull. Depending upon the skill and equipment of the paintball participant, some semi-automatic paintball guns can be fired in excess of 14 times per second. Most organized paintball tournaments are played exclusively with semi-automatic paintball guns. The Company currently offers four semi-automatic paintball pistols and guns: Eagle, Stingray, Raptor, and Rainmaker(TM).

  The following table summarizes the Company's line of paintball guns:

                                                                                             YEAR ENDED EIGHT MONTHS
                                                                                 APPROXIMATE    1996    ENDED AUGUST
                                                                     EXPERIENCE    RETAIL       UNIT     1997 UNIT
        PRODUCT                         DESCRIPTION                    LEVEL        PRICE      VOLUME      VOLUME
------------------------ ------------------------------------------ ------------ ----------- ---------- ------------
Talon................... . Introduced in September 1996             Beginner         $35        3,374       8,267
                         . 12 gram paintball gun
                         . Least expensive paintball gun
Player's Kit............ . Introduced in September 1996             Beginner         $50       54,320      57,549
                         . Includes Talon paintball gun,
                           accessories such as a barrel plug
                           and ten round feed tube, "Fun
                           of Paintball" video covering
                           basic safety procedures, game
                           formats, and helpful hints for
                           new players, and a $5 rebate
                           coupon on purchase of Deluxe
                           Facemask
Tigershark.............. . Introduced in April 1994                 Beginner         $70       32,980      28,189
                         . Pump action, constant air capable
Eagle................... . Introduced in August 1995                Recreational     $90       10,811       1,944
                         . Semi-automatic paintball pistol
                         . Spring fed internal magazine
                         . Shoots approximately 4 paintballs
                           per second
Stingray................ . Introduced in October 1993               Recreational  $100-$110    41,506      34,310
                         . Semi-automatic paintball gun
                         . Co-polymer construction
                         . Shoots approximately 4 paintballs
                           per second
Raptor.................. . Introduced in September 1996             Competition   $185-$200     3,465      11,593
                         . Semi-automatic paintball gun
                         . Extruded aircraft grade aluminum
                         . Shoots up to approximately 7 paintballs
                           per second
Rainmaker(TM)            . Introduced in August 1997                Competition   $500-$550       --          --
                         . Semi-automatic paintball gun
                         . Electronically controlled firing
                           system
                         . Electronically controlled feed
                           system to eliminate ball breakage
                           (patent pending)
                         . Shoots up to approximately 14 paintballs
                           per second

  Paintballs. Paintballs are made of a gelatinous material and the paint is non-toxic, biodegradable, and easily washable. Paintballs are manufactured using an encapsulation process requiring special equipment and certain technical knowledge. Brass Eagle sells its paintballs in multiple colors in packages of 200, 500, 1,800, and 2,500. In 1996, the Company sold approximately 153.9 million paintballs and for the eight months ended August 31, 1997, the Company sold approximately 278.6 million paintballs. The Company purchases all of its paintball requirements from Goldcaps, Inc. through an exclusive distribution arrangement. See "Risk Factors--Dependence on Limited Number of Suppliers; Exclusive Arrangements and Noncompetition Covenants" and "--Manufacturing; Strategic Alliances; Backlog."

  Accessory Products. Brass Eagle markets a broad product line of paintball accessories complementary to its paintball guns and paintballs. These accessory products include facemasks, paintball hoppers, cleaning squeegees, and refillable CO/2/ tanks. Facemasks, a requirement for safe paintball play, are a primary component of the Company's accessory product line. The Company's facemasks are designed to provide full facial and ear protection.

  The following table summarizes the Company's line of facemasks:

                                                                                        YEAR ENDED EIGHT MONTHS
                                                                            APPROXIMATE    1996    ENDED AUGUST
                                                                              RETAIL       UNIT     1997 UNIT
        PRODUCTS                            DESCRIPTION                        PRICE      VOLUME      VOLUME
------------------------ -------------------------------------------------- ----------- ---------- ------------
Deluxe Facemask......... . Introduced in August 1995                            $35       50,858      59,248
                         . Complete eye, face, forehead, and ear protection
                         . Anti-scratch and anti-fog coated lens
Xtreme Vision 280(TM)... . Introduced in August 1997                            $55        --          --
                         . 280 degrees of peripheral vision
                         . Optically correct bubble lens
                         . Complete eye, face, forehead, and ear protection
                         . Anti-scratch and anti-fog coated lens

SALES AND DISTRIBUTION

  Brass Eagle's sales and distribution strategy is unique in the paintball industry. Unlike its competitors, Brass Eagle makes its products readily available to mainstream consumers through mass merchandisers, major sporting goods retailers, and specialty retailers.

  Mass Merchandisers. These retailers include major retail chains such as Kmart, Wal*Mart, and Meijer. The Company believes that accessing these retailers is instrumental in introducing its product line to a large and diverse demographic group. For 1996 and for the first eight months of 1997, 21.9% and 32.6%, respectively, of the Company's sales were to Kmart, and 13.7% and 17.1%, respectively, of the Company's sales were to Wal*Mart. See "Risk Factors--Dependence on Certain Customers."

  Major Sporting Goods Retailers. These retailers include national and regional chains such as The Sports Authority, Dick's Sporting Goods, Jumbo Sports, Academy, Gart Brothers, and Galyan's. In addition to providing Brass Eagle products to a large consumer base, the sale of the Company's products through major sporting goods retailers helps to position paintball as a new and growing sport. No customer in this channel accounted for more than 10% of the Company's sales for 1996 or for the first eight months of 1997.

  Specialty Retailers. These retailers include a variety of small sporting goods stores, outdoor equipment retailers, and paintball specialty stores. The Company sells paintball products to specialty retailers through distributors, sales representatives, and telemarketing activities. Specialty retailers complement the Company's sales and distribution strategies by penetrating niche markets and providing paintball products to avid participants. No customer in this channel accounted for more than 10% of the Company's sales for 1996 or for the first eight months of 1997.

  The Company's distribution strategy is centered on a product segmentation approach. Brass Eagle sells the product mix which it believes most accurately addresses the price points and demand characteristics of its customers' end consumers. In this manner, the Company believes it can best manage the long-term growth and brand loyalty of its products while maximizing the efficiency of its customers' space.

  To facilitate its sales and distribution strategy, the Company maintains a sales and marketing staff, including senior management and in-house sales and marketing personnel, and retains nine independent manufacturers' sales representative organizations to service the United States market. The sales representatives generally offer various lines of sporting goods and have established relationships with retailers in the Company's targeted distribution channels. Sales representatives operate under standard contracts in defined geographic territories and are contractually prohibited from selling competitors' paintball products.

  The Company's products are distributed internationally by WDP Ltd., a UK-based supplier of paintball guns and accessories primarily to European specialty retailers. Additionally, the Company sells its products directly to other organizations, such as the Army Air Force Exchange Sevice that sells products at post exchanges on military bases. For 1996 and the first eight months of 1997, the Company's international sales were $2.0 million and $1.6 million, respectively. In addition, 10.0% of the Company's sales were to WDP Ltd. for 1996.

MARKETING

  The Company's marketing strategy is to maintain and further develop Brass Eagle as the leading paintball guns and accessories brand and to expand the paintball industry. The Company promotes its brand name and the paintball industry through focused marketing efforts such as designing packaging and point-of-sale materials, sponsoring paintball events, two professional paintball teams, and the NPPL, developing modular field concepts such as Hyperball(TM), participating in trade shows, and advertising.

  Brass Eagle assists customers in designing appropriate product layouts to display paintball guns, paintballs, and accessories. In addition, the Company has created unique packaging to attract players at varying skill levels. For example, the Player's Kit, which is targeted to beginning players and retails for only $50, offers the Talon paintball gun, an introductory safety video, and a rebate toward the purchase of a Deluxe Facemask.

  The Company believes that a key component to the continued growth of the paintball industry is the availability of playing facilities, especially in urban areas. The Company markets a modular paintball arena under the Hyperball(TM) name that provides an exciting, fast-paced game that allows for public viewing. Brass Eagle licenses the Hyperball(TM) name, and will provide operators with equipment and accessories. The Company anticipates that modular field operators will offer walk-on games as well as planned events such as league play. The Company also directs consumers by offering free admission to local playing areas through its Eagles Nest program, which provides incentives to field operators and retail outlets to carry Brass Eagle products.

  The sponsorship of paintball events, two professional paintball teams, and the NPPL is an important part of the Company's marketing strategy, as well as its product development activities. By associating its name with professionally staged events, the Company increases consumer awareness of, and demand for, paintball and Brass Eagle products. The Brass Eagle sponsored professional paintball teams compete in professional and amateur events, stage demonstration events for retailers and other groups, and attend trade shows on the Company's behalf. Team members also test new products and provide valuable feedback to the Company's product development staff. The Company has also sponsored other promotional events, such as "Ballin on the Beach at Spring Break '97," an activity staged on a Hyperball(TM) field erected on a beach in Panama City, Florida, during collegiate spring break, and various other amateur tournaments.

  The Company attends several key trade shows throughout each calendar year to promote its product line to retailers and entertainment providers, including the Super Show and the International Amusement Parks and Attractions Show. In addition, the Company places print advertisements in outdoor recreation and paintball magazines, including Paintball Sports International, Paintball Games International, and Paintball Player's Bible, as well as on its website at http://www.brasseagle.com.

MANUFACTURING; STRATEGIC ALLIANCES; BACKLOG

  The Company designs all of its paintball guns and, in cooperation with Leader and certain of its other key suppliers, facemasks and other accessory items. The Company designs all tooling and dies necessary for the production of paintball guns, and has non-exclusive contracts with a number of suppliers to provide all necessary components using the Company's tooling and dies. All assembly manufacturing is then done at the Company's Granby, Missouri, facility on continuous flow assembly lines. The Company generally operates a single shift comprised of four 10-hour days. If overtime is required, it is generally scheduled for the fifth weekday. The assembly lines are comprised of a combination of automated and manual assembly stations supported by satellite subassembly operations. They are designed for maximum efficiency and can handle significant additional capacity. The Company provides extensive training to all personnel to enable supervisors and lead assemblers to manage their own work areas and continually monitor product quality. Each paintball gun is individually pressure tested and fired prior to shipment. Finished products are stored at warehouse space located at Daisy's Rogers, Arkansas, manufacturing facilities, a portion of which the Company leases from Daisy Manufacturing pursuant to an administrative services agreement that expires in December 1998.

  Production planning starts with a general forecast several months before the beginning of each year. This general forecast is then refined and expanded into a more complete, time-phased forecast which guides initial planning for parts and labor requirements. As the year progresses, the forecast is constantly reviewed and compared with actual customer orders. The planning process is controlled by a fully-integrated manufacturing resource planning system. Finished goods purchases, such as paintballs and protective facemasks, are planned through the same materials planning system. The Company does not consider its backlog to be significant. See "Risk Factors--Difficulty in Forecasting Product Demand."

  The Company has entered into an agreement with Goldcaps, Inc., a subsidiary of IVAX Corp. of Miami, Florida, pursuant to which the Company has agreed to act as Goldcaps' exclusive worldwide paintball distributor to all retail and wholesale outlets. This agreement extends through August 1999, but is terminable prior to that time upon one year's notice and contains certain provisions which prohibit the Company from selling any competing products during the term of the agreement. The Company's European paintball requirements are supplied through Gelkaps, also a subsidiary of IVAX, which is located in Falkenhagen, Germany, providing the Company a local source of paintballs for the European market.

  The Company has also entered into an agreement with Leader of Montreal, Quebec, Canada, a well known manufacturer of eye protective equipment, pursuant to which the Company has agreed to serve as Leader's exclusive worldwide distributor of facemasks (except in Canada, where Leader also sells its products). This agreement extends through August 1999, but is terminable prior to that time on six months' notice, and also contains certain provisions which prohibit the Company from selling any competing products within its distribution territory during the term of the agreement. The facemask is a crucial accessory item, since its use is required for safe paintball play and is mandated by all commercially operated paintball fields.

  The Company works closely with a variety of vendors to meet its production needs, including machine shops, die casters, and injection molders. Although the Company has established relationships with its principal suppliers and manufacturing sources, it does not have long-term contracts with any vendors other than Goldcaps and Leader, nor does it maintain multiple simultaneous relationships with vendors for parts, tooling, supplies, or services critical to its manufacturing processes, although it believes that alternative vendors are available if necessary. The Company continually reviews its vendor relationships with regard to cost, delivery, and quality. See "Risk Factors-- Dependence on Limited Number of Suppliers; Exclusive Arrangements and Noncompetition Covenants."

COMPETITION

  The Company believes that paintball competes in the extreme sports segment of the sports and recreation industry, which is highly competitive. This industry includes mountain biking, snowboarding, alpine and cross-country snow skiing, water skiing, in-line skating, and skateboarding. The market for paintball products specifically, however, is currently fragmented and underdeveloped. The Company believes that it is the largest manufacturer and marketer of paintball guns and accessories, particularly to new paintball players, and is a leader in the design, manufacture, marketing, and distribution of paintball products generally. The Company believes that it competes primarily on the basis of price and product performance. There can be no assurance, however, that any number of new competitors, some of which may have significantly greater financial and organizational resources than the Company, will not emerge in the future as the market for paintball products develops further, or that the present competitors of the Company will not be able to compete more successfully in the future. In order for the Company to maintain or grow its market share and profitability, it must continue to develop the market for paintball while competing successfully with others in the extreme sports segment of the sports and recreation industries, as well as with other current and potential paintball product manufacturers. See "Risk Factors--Competition."

INTELLECTUAL PROPERTY

  The Company acquired certain patents and trademarks in the BEI Acquisition. Also, the Company has applied for patent protection on the design of the new Rainmaker(TM) paintball gun and anticipates seeking patent protection on paintball guns or certain features of paintball guns developed in the future. Nevertheless, the Company's competitors currently replicate and may continue to replicate certain features and functions of the Company's products. There can be no assurance that current or future patent protection will prevent competitors from offering competing products, that any issued patents will be upheld, or that patent protection will be granted in any or all of the countries in which applications are currently pending or granted on the breadth of the description of the invention. In addition, due to considerations relating to, among other things, cost, delay, or adverse publicity, there can be no assurance that the Company will elect to enforce its intellectual property rights. The Company has not been and is not currently a party to any material intellectual property litigation.

  The Company currently holds patents in the United States and Canada on most of its paintball guns and has a patent pending in the United States on the new Rainmaker(TM) paintball gun. The Company also has trademark registrations for its name and the name of its products in the United States and both registrations and applications in Canada. Although the Company believes that patents are useful in maintaining the Company's competitive position, it considers other factors, such as the Company's brand name, ability to design innovative products, technical and marketing expertise, and customer service to be its primary competitive advantages.

  The Company's competitors have also obtained and may continue to obtain patents on certain features of their products, which may prevent or discourage the Company from offering such features on its products, which, in turn, could result in a competitive disadvantage to the Company. See "Risk Factors-- Limited Protection for Technology."

FACILITIES

  The Company leases 6,400 square feet of space for its sales and administrative offices in Rogers, Arkansas, and a 32,000 square foot manufacturing facility located in Granby, Missouri, pursuant to two separate leases, both of which expire in December 1999. The Company, through an agreement with the Granby Economic Development Council, holds an option to acquire the four-acre parcel upon which the Company's manufacturing facility is located. There will be no cost to the Company for this acquisition provided the Company employs 25 people at the time the option is exercised. The Company's finished goods warehouse and shipping functions are located in New Daisy's warehouse in Rogers, Arkansas.

ENVIRONMENTAL MATTERS

  The Company is subject to Federal, state, and local laws, regulations, and ordinances that (i) govern activities or operations that may have adverse environmental effects (such as emissions to air, discharges to water, and the generation, handling, storage, transportation, treatment, and disposal of solid and hazardous wastes) or (ii) impose liability for cleaning up or remediating contaminated property (or the costs therefor), including damages from spills, disposals, or other releases of hazardous substances or wastes in certain circumstances without regard to fault. The Company's manufacturing operations routinely involve the handling of small amounts of chemicals and wastes, some of which are or may be regulated as hazardous substances. The Company has not incurred, and does not expect to incur, any significant expenditures or liabilities for environmental matters. As a result, the Company believes that its environmental obligations will not have a material adverse effect on its operations or financial position.

LEGAL PROCEEDINGS

  Due to the risks inherent in paintball, the Company anticipates that it will be a defendant in product liability lawsuits from time to time. Through August 31, 1997, the Company had been named as a defendant in one lawsuit and has had three other claims made against it by persons alleging to have been injured by its products. In each case, the alleged injury was to the eye of a paintball participant. The lawsuit and one of the claims were each resolved without a material adverse effect on the Company and its prospects. The Company believes that the other two claims will also be resolved without a material adverse effect on the Company or its prospects. However, the Company expects that the volume of such claims and suits will increase as sales increase. The Company may also from time to time be a party to various other claims, complaints, and other legal actions that arise in the normal course of business. See "Risk Factors--Product Safety and Liability" and "--Certain Tax and Contingent Liability Risks Related to the Reorganization."

GOVERNMENT REGULATION

  Paintball products are within the jurisdiction of the United States Consumer Products Safety Commission (the "CPSC") and other Federal, state, and foreign regulatory bodies. Under CPSC regulations, a manufacturer of consumer goods is obligated to notify the CPSC if, among other things, the manufacturer becomes aware that one of its products has a defect that could create a substantial risk of injury. If the manufacturer has not already undertaken to do so, the CPSC may require a manufacturer to recall a product, which may involve product repair, replacement, or refund. The Company is unaware of any activity by the CPSC in the area of paintball products regarding the Company or any competitor of the Company.

  The Company understands that certain local and foreign jurisdictions have legislation that prohibits retailers from selling certain product categories that are or may be sufficiently broad to include paintball guns. Although the Company is not aware of any state or Federal initiatives to enact comparable legislation, there can be no assurance that such legislation will not be enacted in the future.

  The American Society of Testing Materials ("ASTM"), a non-governmental self-regulating association, has been active in developing voluntary standards regarding paintball fields, paintball face protection, and paintball guns. Company representatives are active on the relevant ASTM subcommittees and in developing the relevant safety standards. The Company does not believe that any current or pending ASTM standards will have a material adverse effect on the Company's cost of doing business.

  Adverse publicity relating to the sport of paintball, or publicity associated with actions by the CPSC or others expressing concern about the safety or function of the Company's products or competitors products (whether or not such publicity is associated with a claim against the Company or results in any action by the Company or the CPSC) could have a material adverse effect on the Company's reputation, brand image, or markets, any of which could have a material adverse effect on the Company or its prospects. See "Risk Factors--Government Regulation."

EMPLOYEES

  As of August 31, 1997, the Company employed approximately 50 full-time employees. In addition, the Company utilizes additional temporary personnel in its assembly operations to meet production demand when necessary. The Company is not a party to any labor agreements and none of its employees is represented by a labor union. The Company considers its relationship with its employees to be excellent.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  Certain information regarding the Company's executive officers, directors, and certain key employees is set forth below. The Board currently has five members.

      NAME               AGE                      POSITION
      ----               ---                      --------
Marvin W. Griffin.......  59 Chairman of the Board of Directors
E. Lynn Scott...........  43 President; Chief Executive Officer; Director
Charles L. Prudhomme....  46 Vice President, Marketing and Business Development
Steven R. DeMent........  39 Vice President, Operations
Steven R. Cherry........  41 Vice President, Brand Development
Daniel L. Obergfell.....  37 Vice President, Sales
Stephen J. Mattia.......  49 Controller; Assistant Secretary
J.J. Brookshire.........  32 Marketing Manager
Anthony J. Dowd.........  38 Director
H. Gregory Wold.........  63 Director
Stephen J. Schaubert....  51 Director

  Marvin W. Griffin has been Chairman of the Board of the Company since its inception in September 1997. He has been the Chairman of the Board, President and Chief Executive Officer of Daisy since 1988 and will continue to serve in that capacity with New Daisy after the Offering. From 1983 to 1987, Mr. Griffin was the Chief Executive Officer of the Coca-Cola Bottling Company Consolidated, a soft-drink bottling company, and was the Senior Vice President of Sales and Marketing at Coca-Cola U.S.A., a soft-drink maker, from 1980 to 1983.

  E. Lynn Scott has been President and Chief Executive Officer of the Company since its inception in September 1997. Mr. Scott was responsible for developing Daisy's paintball operations through its Brass Eagle division and he has served as President of the division since November 1996. Prior to that, he served as Vice President, Sales and Marketing of Daisy from June 1989 to April 1997. Before joining Daisy, Mr. Scott served as Vice President, Sales and Marketing at Skeeter Products and Crosman, both divisions of The Coleman Company that specialize in sporting goods. He is also a Director of New Daisy.

  Charles L. Prudhomme has been Vice President of Marketing and Business Development of the Company since its inception in September 1997. Prior to that, he served as Vice President of Business Development and Director of Marketing of Daisy from April 1996 and as a consultant at Daisy from August 1994 until March 1996. Mr. Prudhomme's responsibilities at Daisy included developing paintball marketing programs. Before joining Daisy as an employee, Mr. Prudhomme served as a principal in the Coronado Group, a management consulting firm, from March 1993 to March 1996, and as a Vice President of the Joey Reiman Advertising Agency, an advertising firm, from December 1991 to February 1993.

  Steven R. DeMent has been Vice President of Operations of the Company since its inception in September 1997. Prior to that, he served as Director of Operations of Daisy from September 1995 to August 1997. Mr. DeMent was instrumental in the development and installation of Daisy's paintball manufacturing processes. Before joining Daisy, Mr. DeMent served as President of New Way Tours, a charter bus and transportation service, from May 1994 to September 1995, Vice President of Operations for Competec International, Ltd., a maker of custom plastics, from April 1993 to May 1994, and as Plant Manager for Key Tronic Corporation, a maker of computer key boards, from 1988 to March 1993.

  Steven R. Cherry has been Vice President, Brand Management, of the Company since its inception in September 1997. Prior to that, he served as Director of Product Development of Daisy from May 1995 to August 1997. Mr. Cherry served as a liaison between Daisy's paintball sales and manufacturing groups. He served as Product Manager from October 1990 to May 1995, as Manufacturing Engineering Manager from June 1988 to October 1990, and Chief Industrial Engineer of Daisy from June 1986 to June 1988.

  Daniel L. Obergfell has been Vice President, Sales, of the Company since its inception in September 1997. Prior to that, he served as Sales Manager of the Brass Eagle division of Daisy from June 1997 to September 1997. Before joining Daisy, he served as National Account Sales Manager for DeVilbiss Air Power Company, a manufacturer of retail power equipment, from June 1996 to March 1997, and as National Account Sales Manager for the WD-40 Company, a multi-purpose lubricant manufacturer, from November 1988 to May 1996.

  Stephen J. Mattia has been Controller and Assistant Secretary of the Company since its inception in September 1997. Prior to that, he served as Finance Manager of the Brass Eagle division of Daisy from May 1997 to August 1997. Before joining Daisy, Mr. Mattia served as Controller of the Global Stone Corporation, an Oklahoma manufacturer of quick lime products, from November 1996 to May 1997, and as Controller of the Sierra Corporation, an Oklahoma manufacturer of sporting goods, from September 1992 to September 1995.

  J. J. Brookshire has been Marketing Manager of the Company since its inception in September 1997. Prior to that, he served as Marketing Manager of the Brass Eagle division of Daisy from October 1995 to August 1997. Before joining Daisy, Mr. Brookshire served as Director of Marketing for National Paintball/International Management Associates, Inc., a paintball products distributor, from February 1992 to October 1995.

  Anthony J. Dowd has been a Director of the Company since its inception in September 1997. He also serves as Director of Private Investments for Charter Oak Partners, a private investment firm, and has served in that capacity since May 1992. Mr. Dowd has served as a director of Daisy since June 1993, and serves as a director of several privately-held companies. Prior to joining the Company, he served as a Senior Associate at James D. Wolfensohn, Inc. (now BT Wolfensohn), an investment banking firm, from 1988 to 1991. Mr. Dowd is also a director of New Daisy.

  H. Gregory Wold has been a Director of the Company since its inception in September 1997. Mr. Wold joined the Ford Motor Company, an auto manufacturer, in 1964 and served as its Director of Business Development from 1996 to 1997 and its Associate Director-Corporate Strategy from 1986 to 1996. Mr. Wold retired from the Ford Motor Company in 1997. He is also a director of New Daisy.

  Stephen J. Schaubert has been a Director of the Company since its inception in September 1997. He is also a Director at Bain & Company Inc., an international consulting firm headquartered in Boston. Prior to joining Bain in 1979, Mr. Schaubert worked in the healthcare and aerospace industries in a series of general management positions, both domestic and international.

BOARD COMMITTEES

  The Company's By-laws provide that the Board may elect such directorate committees as it may from time to time determine. Two such committees of the Board have been established: the Audit Committee and the Compensation Committee. The members of the Audit Committee are Messrs. Wold and Dowd, neither of whom are officers or employees of, or otherwise affiliated with, the Company. The Audit Committee will review the professional services provided by the Company's independent auditors and the independence of such auditors from management of the Company. The Audit Committee will also review the scope of the audit by the Company's independent auditors, the annual financial statements of the Company, the Company's system of internal accounting controls, and such other matters with respect to the accounting, auditing, and financial reporting practices and procedures of the Company as it finds appropriate or as are brought to its attention. The Compensation Committee's principal function will be to establish the compensation of officers of the Company and to establish and administer the Company's compensation programs. Messrs. Dowd, Scott, and Griffin will serve on the Compensation Committee.

DIRECTOR COMPENSATION

  Each director of the Company who is not also an employee of the Company (or his or her designee) will receive, as an annual fee, Common Stock having a fair market value of $8,000 at the time of its issuance in quarterly installments. A director who is also an employee of the Company will receive no additional compensation for serving as a director. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board and Board committees and other activities relating thereto.

EMPLOYMENT AGREEMENTS

  Mr. Scott is the only key employee who has entered into an employment agreement with the Company. The agreement provides for an initial three-year term expiring September 15, 2000, which automatically extends each year, subject to the right of either party not to extend the agreement upon ninety days notice. In addition, Mr. Scott may elect to terminate his employment in the event of a change-in-control of the Company or the sale of all or substantially all of its assets. Mr. Scott will be paid an annual base salary of $140,000 in 1997, increasing to $160,000 in 1998. In 1997, he will receive a bonus of up to $46,667 based upon the Company's 1997 operating results. Mr. Scott's bonus compensation for subsequent years will be determined based upon performance targets set by the Company's Board of Directors after consultation with Mr. Scott.

  Under his employment agreement, Mr. Scott is subject to certain non-disclosure, non-competition, and non-solicitation covenants applicable during the term of his employment under the agreement and until one year after termination of his employment.

  Pursuant to the 1997 Stock Option Plan, Mr. Scott was granted options to purchase up to 72,250 shares of Common Stock at the initial public offering price. His options vest in four annual installments after completion of this Offering. Mr. Scott is eligible to receive additional options under the 1997 Stock Option Plan. See "--1997 Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  There were no compensation committee interlocks in 1996. E. Lynn Scott currently serves on the Company's compensation committee and also serves on the Board of Directors for New Daisy. Marvin W. Griffin is the Chairman of the Board, President and Chief Executive Officer of New Daisy and also serves on the Company's compensation committee.

EXECUTIVE COMPENSATION

  The following tables set forth, with respect to the Company and Daisy, certain information regarding compensation paid or accrued for services rendered to Daisy during 1996 for its Chief Executive Officer and five most highly compensated employees (collectively, the "Named Executive Officers"), based on salary and bonus earned for services rendered to Daisy during 1996. The table captioned "Brass Eagle" sets forth such information with respect to 1996 for Named Executive Officers who will be employed by the Company following the Reorganization. The table captioned "Daisy" sets forth such information with respect to 1996 for Named Executive Officers who will not be employed by the Company following the Reorganization.

                 SUMMARY COMPENSATION TABLE -- BRASS EAGLE

                                                            LONG-TERM
                                ANNUAL COMPENSATION    COMPENSATION AWARDS
                              ----------------------- ---------------------
                                               OTHER                          ALL
                                              ANNUAL  RESTRICTED SECURITIES  OTHER
        NAME AND                              COMPEN-   STOCK    UNDERLYING COMPEN-
   PRINCIPAL POSITION    YEAR  SALARY  BONUS  SATION   AWARD(S)   OPTIONS   SATION
   ------------------    ---- -------- ------ ------- ---------- ---------- -------
E. Lynn Scott(1)........ 1996 $130,200  --      --       --        22,331   $ 2,463
 President and Chief Ex-
  ecutive Officer
Steven R. DeMent(2)..... 1996  106,845  --      --       --           --     11,268
 Vice President, Opera-
  tions

--------

(1) Consists of: (i) Company contributions to the 401(k) Retirement Savings Plan of $1,302 and (ii) Company payments of life insurance premiums of $1,161 for Mr. Scott.

(2) Mr. DeMent became employed by the Company as of February 12, 1996. Consequently, Mr. DeMent's salary for 1996 as set forth above represents only eleven months of his annual salary. Had Mr. DeMent been employed for the entire twelve months of 1996, his salary for such year would have been approximately $120,000. Additionally, "All Other Compensation" consists of
    (i) Company payments of life insurance premiums of $1,115 and (ii) $10,153 of reimbursed relocation expenses.

                    SUMMARY COMPENSATION TABLE -- DAISY

                                                           LONG-TERM
                               ANNUAL COMPENSATION    COMPENSATION AWARDS
                              ---------------------- ---------------------
                                              OTHER                          ALL
                                             ANNUAL  RESTRICTED SECURITIES  OTHER
        NAME AND                             COMPEN-   STOCK    UNDERLYING COMPEN-
   PRINCIPAL POSITION    YEAR SALARY  BONUS  SATION   AWARD(S)   OPTIONS   SATION
   ------------------    ---- ------- ------ ------- ---------- ---------- -------
Marvin Griffin(1)....... 1996 $62,020  --      --       --        22,367    $720
 President and Chief Ex-
  ecutive Officer
Robert Degarmo(2)....... 1996   4,715  --      --       --           --      778
 Vice President, Opera-
  tions
Jerry Watkins(3)........ 1996  15,335  --      --       --        11,166     281
 Chief Financial Officer

(1) Consists of Company payments of life insurance premiums of $720 for Mr. Griffin.

(2) Mr. Degarmo became employed by the Company on September 1, 1996. Consequently Mr. Degarmo's salary for 1996 as set forth above represents only four months of this annual salary. Had Mr. Degarmo been employed for the entire twelve months of 1996, his salary for such year would have been approximately $14,000. Additionally, "All Other Compensation" consists of
    (i) Company payments of life insurance premiums of $48 and (ii) $730 of reimbursed relocation expenses.

(3) Mr. Watkins became employed by the Company on April 2, 1996. Consequently, Mr. Watkins' salary for 1996 as set forth above represents only nine months of this annual salary. Had Mr. Watkins been employed for the entire twelve months of 1996, his salary for such year would have been approximately $20,180. Additionally, "All Other Compensation" consists of (i) Company payments of life insurance premiums of $17 and (ii) $1,050 of reimbursed relocation expenses.

  The above salary and other compensation represent the amounts allocated from Daisy to Brass Eagle. See "Risk Factors--Allocation of Historical Financial Information." Mr. Griffin's total salary and other compensation, consisting of life insurance premiums were $310,100 and $3,600, respectively. Mr. Degarmo's total salary, life insurance premiums and reimbursed relocation expenses were $47,146, $480 and $7,300, respectively, for the four months he was employed by the Company. Had Mr. Degarmo been employed for the entire twelve months of 1996, his salary, life insurance premiums and reimbursed relocation expenses would have been $140,000, $1,400 and $7,300, respectively. Mr. Watkins total salary, life insurance premiums and reimbursed relocation expenses were $76,676, $675 and $7,391, respectively, for the nine months he was employed by the Company. Had Mr. Watkins been employed for the entire twelve months of fiscal year 1996, his salary, life insurance premiums and reimbursed relocation expenses would have been $100,676, $900 and $7,391, respectively.

  Option Grants During 1996. The following table provides information related to options to purchase common stock of the Company granted to the Named Executive Officers during 1996. See "Reorganization."

                   OPTION GRANTS IN 1996 -- BRASS EAGLE

                                                                          POTENTIAL REALIZABLE
                                                                            VALUE AT ASSUMED
                                                                              ANNUAL RATES
                                     % OF TOTAL                             OF STOCK PRICES
                         NUMBER OF    OPTIONS                               APPRECIATION FOR
                         SECURITIES  GRANTED TO  EXERCISE OR                  OPTION TERMS
                         UNDERLYING EMPLOYEES IN BASE PRICE   EXPIRATION  --------------------
   NAME                   OPTIONS       YEAR      PER SHARE      DATE        5%        10%
   ----                  ---------- ------------ ----------- ------------ --------- ----------
E. Lynn Scott...........   22,331        40%        $0.56    July 1, 2003 $   5,091 $   11,864

                      OPTION GRANTS IN 1996 -- DAISY

                                                                          POTENTIAL REALIZABLE
                                                                            VALUE AT ASSUMED
                                                                              ANNUAL RATES
                                     % OF TOTAL                             OF STOCK PRICES
                         NUMBER OF    OPTIONS                               APPRECIATION FOR
                         SECURITIES  GRANTED TO  EXERCISE OR                  OPTION TERMS
                         UNDERLYING EMPLOYEES IN BASE PRICE   EXPIRATION  --------------------
   NAME                   OPTIONS       YEAR      PER SHARE      DATE        5%        10%
   ----                  ---------- ------------ ----------- ------------ --------- ----------
Marvin Griffin..........   22,331        40%        $0.56    July 1, 2003 $   5,091 $   11,864
Robert Degarmo..........      --        --            --              --        --         --
Jerry Watkins...........   11,167        20%        $0.56    July 1, 2003 $   2,545 $    5,932

  Options Exercised During 1996 and Year Ended Option Values. The following table provides information related to options to purchase common stock of the Company exercised by the Named Executive Officers during 1996 and the number and value of such options held on August 31, 1997. The Company does not have any outstanding stock appreciation rights. See "Reorganization."

                 OPTION EXERCISES IN 1996 -- BRASS EAGLE

                                                             NUMBER OF
                                     SHARES                  SECURITIES
                                    ACQUIRED           UNDERLYING UNEXERCISED
                                       ON     VALUE          OPTIONS AT
                                    EXERCISE REALIZED     DECEMBER 31, 1996
                                    -------- -------- -------------------------
   NAME                                               EXERCISABLE UNEXERCISABLE
   ----                                               ----------- -------------
E. Lynn Scott......................    --       --      135,161        --

                    OPTION EXERCISES IN 1996 -- DAISY

                                                             NUMBER OF
                                     SHARES                  SECURITIES
                                    ACQUIRED           UNDERLYING UNEXERCISED
                                       ON     VALUE          OPTIONS AT
                                    EXERCISE REALIZED     DECEMBER 31, 1996
                                    -------- -------- -------------------------
   NAME                                               EXERCISABLE UNEXERCISABLE
   ----                                               ----------- -------------
Marvin Griffin.....................    --       --      236,824        --
Robert Degarmo.....................    --       --           --        --
Jerry Watkins......................    --       --       11,166        --

1997 STOCK OPTION PLAN

  The 1997 Stock Option Plan ("Stock Option Plan") provides for the granting to the Company's executive officers and other key employees of incentive stock options and non-qualified stock options to purchase an aggregate of up to 430,000 shares of the Common Stock. The Stock Option Plan is intended to provide an equity interest in the Company to eligible employees and thereby enable such employees to share in the long-term growth and success of the Company. The Stock Option Plan is also intended to aid in attracting and retaining executive officers and other key employees essential to the success of the Company. The Stock Option Plan is administered by the Company's Compensation Committee.

  All stock options granted under the Stock Option Plan will have an exercise price per share to be determined by the Compensation Committee that will not be less than the fair market value of the Common Stock on the date of grant. The maximum term for all stock options granted under the Stock Option Plan is 10 years and may be subject to acceleration in the event of a change-in-control of the Company. These change-in-control features may affect whether amounts realized upon the receipt or exercise of stock options will be deductible by the Company under the Internal Revenue Code.


EMPLOYEE STOCK PURCHASE PLAN

  Prior to consummation of the Offering the Company intends to adopt an Employee Stock Purchase Plan (the "Purchase Plan"), pursuant to which a total of 70,000 shares of Common Stock will be reserved for issuance. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code as an "employee stock purchase plan," will be implemented by overlapping offering periods, each with a maximum duration of 24-months, with purchases occurring at six-month intervals. The initial offering period will commence on the closing of the Offering and will end on December 31, 1998, with the first purchase date to be May 1, 1998. The Purchase Plan will be administered by the Board of Directors of the Company or the Compensation Committee of the Board. Employees will be eligible to participate if they are customarily employed by the Company for more than five months per year and are regularly scheduled to work more than 20 hours per week. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10.0% of an employee's cash compensation. No more than 500 shares may be purchased by each participant on the initial purchase date and 250 shares per participant on all subsequent purchase dates. The price of stock purchased under the Purchase Plan will be 85.0% of the lower of the fair market value of the Common Stock at the beginning of the offering period or on the applicable semi-annual purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation or at the next purchase date thereafter. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. However, the Board may not, without stockholder approval, materially increase the number of shares of Common Stock available for issuance or materially modify the eligibility for participation. The Purchase Plan will in all events terminate December 31, 2000.

CERTAIN ADDITIONAL OPTIONS

  Pursuant to a program adopted by Daisy in 1993, Daisy has granted to certain current and former Daisy employees options to purchase 256,809 shares of Common Stock of the Company at a price of $0.56 per share. Of these options, 111,656, 72,576 and 11,166 are held by Mr. Griffin, Mr. Scott and Mr. DeMent, respectively, and the remaining 61,411, of which 11,166 were granted in September 1997, are held in the aggregate by one former and two current Daisy employees who will not be employed by the Company following the Reorganization. All of the foregoing options were fully vested as of September 15, 1997, and may be exercised in whole or in part, at any time prior to July 1, 2003.

  Pursuant to a separate program also adopted by Daisy in 1993, Daisy has granted to Mr. Griffin and Mr. Scott options to purchase an additional 125,168 and 62,584 shares of Common Stock of the Company, respectively, at a purchase price of $0.56 per share. All of these options were fully vested as of September 15, 1997, and may be exercised, in whole or in part, at any time prior to the fifth anniversary of the consummation of the Offering. See "Reorganization."

                           CERTAIN TRANSACTIONS

ASSIGNMENT, ASSUMPTION AND INDEMNIFICATION AGREEMENT

  Mr. Scott is the President, Chief Executive Officer and a director of the Company and a director and shareholder of New Daisy. Mr. Griffin is the Chairman of the Board of Directors of the Company and the Chairman of the Board and President of New Daisy. Mr. Scott is a stockholder of New Daisy and each of Mr. Griffin and Charter Oak Partners ("Charter Oak") are greater than five percent stockholders of New Daisy. As a consequence, each of these persons may be deemed to have a material direct or indirect interest in New Daisy. The Reorganization will be effected pursuant to an assignment, assumption and indemnification agreement which provides that (i) the Company will transfer all of its non-paintball related assets, operations, and liabilities to New Daisy, retaining only its paintball related assets, operations, and liabilities, and (ii) New Daisy will agree to indemnify and hold harmless the Company and its officers, directors, employees, and stockholders from and against all liabilities and obligations related to the Company's non-paintball related operations, including, without limitation, (A) any products liability claim relating to any products sold by the Company prior to Reorganization (other than products sold under the Brass Eagle name) and any products sold by New Daisy after the Reorganization , and (B) any claim by an employee or former employee of the Company or of New Daisy to the extent that such claim relates to post-retirement medical or pension benefits that are attributable to the employment of any such individual in the Company's non-paintball related operations. See "Risk Factors--Certain Tax and Contingent Liability Risks Related to the Reorganization," "--Control by Principal Stockholder," and "Reorganization."

GUARANTY AGREEMENT

  Each of Charter Oak and Messrs. Griffin and Scott are guarantors under a Guaranty Agreement (the "Guaranty") pursuant to which they have guaranteed the obligations of New Daisy under the Assignment, Assumption and Indemnification Agreement. It is anticipated that each of Messrs. Wold and Schaubert, who are directors of the Company, and Messrs. Prudhomme, DeMent, Cherry, and Obergfell, who are executive officers of the Company, will also be guarantors under the Guaranty. The obligations of the guarantors will be several and separate according to their pro rata ownership of the outstanding shares of New Daisy common stock at the time that the spin-off of the New Daisy common stock by the Company (the "Spin-Off") becomes effective (the "Effective Time"). The aggregate amount of New Daisy's obligations guaranteed is Five Million Dollars for the two years following the Spin-Off and Three Million Dollars for the following two years. The term of the Guaranty expires on the earlier of (i) four years following the date of the Spin-Off or (ii) the date that one of the nation's six largest accounting firms renders a determination that Daisy alone may satisfy its obligations under the Assignment, Assumption and Indemnification Agreement. Obligations of guarantors for claims made prior to the fourth anniversary of the effective date of the Guaranty shall survive its termination.

TAX ALLOCATION AGREEMENT

  Concurrently with the Reorganization, the Company and New Daisy will enter into a tax allocation agreement (the "Tax Allocation Agreement") pursuant to which the Company will file a consolidated income tax return with respect to the taxable period ending as of the date of the Reorganization. The Tax Allocation Agreement provides generally that for each taxable period the Company and New Daisy shall compute their separate Federal and state tax liabilities as if they had filed separate returns. For each taxable period the Company and New Daisy have agreed to pay to the other an amount equal to the difference between the actual regular tax due and the tax liability computed on a separate return basis. See "Risk Factors--Certain Tax and Contingent Liability Risks Related to the Reorganization," "--Control by Principal Stockholder," and "Reorganization."

ADMINISTRATIVE SERVICES AGREEMENT

  Concurrently with the Reorganization, the Company will enter into an administrative services agreement with New Daisy (the "Administrative Agreement"), pursuant to which New Daisy will agree to provide the

Company with certain legal, administrative, warehousing, shipping and computer information services through December 31, 1998 for $37,598 monthly. Unless terminated by prior written notice, the Administrative Agreement is automatically renewed annually for three years. The Administrative Agreement is terminable, in whole or in part, without penalty by agreement of the parties if such services are no longer required. The Company anticipates terminating the Administrative Agreement with respect to all services except legal and computer information services prior to December 31, 1998. See "Risk Factors--Limited Operating History; Certain Administrative Services" and "Reorganization."

TAX INDEMNIFICATION

  Messrs. Griffin and Scott, are holders of shares of the preferred stock of the Company which will be canceled in connection with the Reorganization. The Company has agreed to enter into agreements with Messrs. Griffin and Scott concurrently with the Offering and the Reorganization, pursuant to which the Company will indemnify each of them against any income tax imposed on them as a result of such cancellation of their preferred stock. It is not possible to predict whether any such tax will be imposed, and consequently, whether such indemnification will be required. If such indemnification is required, it is also not possible to estimate the precise amount thereof, although the Company does not believe that its obligation would exceed approximately $240,000 with respect to Mr. Griffin and approximately $90,000 with respect to Mr. Scott. If any such indemnification payment is required, the Company believes that it would be entitled to claim a corresponding compensation deduction for income tax purposes, and therefore, any additional indemnification costs would be offset by these income tax deductions. Consequently, the Company believes that any additional indemnification payments that it may be required to make would not have a material adverse effect on the Company or its prospects.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock as of August 31, 1997, and as adjusted to give effect to the Offering by (i) each beneficial owner of more than 5% of Common Stock,
(ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                 BENEFICIAL OWNERSHIP(1)
                         ---------------------------------------
                                    PERCENT PRIOR  PERCENT AFTER
  NAME AND ADDRESS(2)     NUMBER   TO THE OFFERING THE OFFERING
  -------------------    --------- --------------- -------------
Charter Oak Partners.... 3,674,474      72.7%          50.1%
Marvin W. Griffin(3)....   604,506      12.0            8.3
E. Lynn Scott(3)........   256,772       5.1            3.5
Anthony J. Dowd(4)...... 3,674,474      72.7           50.1
H. Gregory Wold.........    42,671       0.8            0.6
Stephen J. Schaubert....    14,224       0.3            0.2
Steven R. DeMent(3).....    18,277       0.4            0.3
All directors and
 officers as a group.... 4,610,924      91.3%          63.0%

--------

(1) Determined in accordance with the regulations of the Securities and Exchange Commission. Beneficial ownership may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Unless otherwise indicated, the address of each beneficial owner is 1203A North Sixth Street, Rogers, Arkansas 72756.

(3) Amount includes the following number of currently exercisable options to purchase shares of Common Stock by the individuals indicated: Marvin W. Griffin (236,824); E. Lynn Scott (135,160); and Steven R. DeMent (11,166).

(4) Includes all of the shares of Common Stock owned by Charter Oak Partners because, as Director of Private Investments of Charter Oak Partners, Mr. Dowd may be deemed to beneficially own such shares. Mr. Dowd disclaims beneficial ownership of shares held by Charter Oak Partners except to the extent of his proportionate interest therein.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, par value $0.01 per share. Prior to completion of the Offering, the Company had 4,608,899 shares of Common Stock outstanding. As of the date of this Prospectus, options to purchase an aggregate of 995,310 shares of Common Stock were also outstanding. Upon completion of the Offering, the Company will have 6,883,899 outstanding shares of Common Stock (7,225,149 shares if the Underwriters' over-allotment option is exercised in full). See "Management."

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on all matters submitted to the stockholders for a vote, including the election of directors. Holders of Common Stock are not entitled to cumulate their votes in elections of directors. Holders of Common Stock are entitled to receive such dividends as may be declared and paid in the discretion of the Board of Directors out of funds legally available therefor and to share ratably in the net assets, if any, of the Company upon liquidation after payment or provision for all liabilities. Holders of Common Stock have no preemptive rights to purchase any shares of the Company's capital stock. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to the Offering will be upon payment therefor, fully paid and nonassessable.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

  The directors shall be elected for one-year terms at each annual meeting of the stockholders. The number of directors shall be fixed by the Board of Directors, but shall consist of no less than three nor more than nine directors. In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors. The By-laws of the Company may be amended only by the Board of Directors or by the affirmative vote of a majority of the Company's voting stock.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS--INDEMNIFICATION

  Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Restated Certificate of Incorporation limits the liability of officers and directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, officers and directors of the Company will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability (i) for any breach of the officer's or director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the officer and director derived an improper personal benefit.

  The inclusion of this provision in the Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against officers and directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. Both the Company's Restated Certificate of Incorporation and By-laws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by

Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue or recover monetary damages under federal securities laws for violations thereof.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is SunTrust Bank, Atlanta located in Atlanta, Georgia.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, assuming no exercise of the Underwriters' over-allotment option, the Company will have 6,883,899 shares of Common Stock outstanding (7,225,149 shares if the Underwriters' over-allotment option is exercised in full). Of these outstanding shares of Common Stock, the 2,275,000 shares sold in the Offering (2,616,250 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction unless acquired by affiliates of the Company. None of the remaining 4,608,899 shares of outstanding Common Stock have been registered under the Securities Act, which means that they may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act, including the exemption provided by Rule 144 thereunder.

  In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of the acquisition of restricted Common Stock from either the Company or any affiliate (as defined in the Securities Act) of the Company, the acquiror or subsequent holder thereof may sell, within any three month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (72,251 shares upon completion of the Offering assuming the Underwriter's over-allotment is exercised in full), or the average weekly trading volume of the shares of Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Commission. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements, and the availability of current public information about the Company. If two years have elapsed since the later of the date of the acquisition of restricted Common Stock from the Company or any affiliate of the Company, a person who is not deemed to have been an affiliate of the Company at any time for 90 days preceding a sale would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions, or notice requirements. See "Risk Factors--Shares Eligible for Future Sale."

  All of the executive officers, directors, and certain shareholders of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives. See "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock. No prediction can be made regarding the effect, if any, that public sales of Common Stock or the availability of shares for sale will have on the market price of the Common Stock after the Offering. Sales of substantial amounts of the Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock and could impair the ability of the Company to raise capital through sales of its equity securities. See "Risk Factors--No Prior Public Market; Maintenance of Listing Requirements and Possible Volatility of Stock Price."

                                 UNDERWRITING

  In the Underwriting Agreement, the Underwriters, represented by McDonald & Company Securities, Inc. and Dain Bosworth Incorporated (the "Representatives"), have agreed, severally, subject to the terms and conditions therein set forth, to purchase from the Company, and the Company has agreed to sell to them, the number of shares of Common Stock offered hereby. Each Underwriter will purchase the number of shares set forth opposite its name below, and will purchase such shares at the price to public, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters are committed to take and pay for all shares if any shares are purchased.

          UNDERWRITER                                           NUMBER OF SHARES
          -----------                                           ----------------
      McDonald & Company Securities, Inc. .....................
      Dain Bosworth Incorporated...............................
                                                                      ---
          Total................................................
                                                                      ===

  The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to certain selected dealers who are members of the National Association of
Securities Dealers, Inc. (the "NASD") a discount not exceeding $    per share,
and the Underwriters may allow, and such selected dealers may re-allow, a
discount not exceeding $    per share to other dealers who are members of the
NASD. After the Offering, the public offering price and the discount to dealers may be changed by the Representative.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 341,250 shares of Common Stock at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus. The Underwriters may exercise that option only to cover over-allotments in the sale of the Common Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of the option shares as the number of shares to be purchased and offered by that Underwriter in the table above bears to the total.

  The Company has agreed to indemnify the Underwriters against certain liabilities which may be incurred in connection with the Offering, including liabilities under the Securities Act.

  The Company and the directors, executive officers, and certain current stockholders of the Company have agreed that they will not offer, sell, transfer, or otherwise dispose of any Common Stock, or any securities convertible into or exchangeable for Common Stock, for a period of 180 days from the date of this Prospectus, without the prior written consent of McDonald & Company Securities, Inc.

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.

  At the request of the Company, up to 113,750 shares of Common Stock offered in the Offering have been reserved for sale to employees of the Company and certain members of their families. The price of those shares to those persons will be equal to the public offering price set forth on the cover page of this Prospectus. The number of shares available to the general public will be reduced to the extent those persons purchase reserved shares. Any shares not so purchased will be offered in the Offering at the public offering price set forth on the cover page of this Prospectus.

  In connection with the Offering and in compliance with applicable law, the Underwriters may over-allot or effect transactions that stabilize, maintain, or otherwise affect the market price of the Common Stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions, or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing, or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits McDonald & Company Securities, Inc., as managing underwriter, to reclaim a selling concession from a syndicate member in connection with the Offering when securities originally sold by the syndicate member are purchased in stabilizing or syndicate covering transactions. These transactions may be effected on the Nasdaq National Market or otherwise. The Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

  Prior to the Offering, there has been no public market for the shares of Common Stock. The initial public offering price will be determined by negotiations among the Company and the Underwriters. Among the factors considered in such negotiations will be the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and overseas and the current level of economic activity in the industry in which the Company competes and in related comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies that are comparable to the Company. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "XTRM."

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Friday, Eldredge & Clark, Little Rock, Arkansas, and certain legal matters will be passed upon for the Underwriters by Baker & Hostetler llp, Cleveland, Ohio.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1994, 1995, and 1996, that appear in this Prospectus have been audited by Crowe Chizek and Company LLP, independent certified public accountants, and are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company is not currently subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of this Offering, the Company will be required to file reports and other information with the Securities and Exchange Commission (the "Commission") pursuant to the informational requirements of the Exchange Act.

  The Company has filed with the Commission, in Washington D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in Registration Statement and the Exhibits and Schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the Exhibits and Schedules filed therewith. Statements contained in this Prospectus as to the content of any contract or any other document referred to are not necessarily complete, and, in each instance reference is made to the copy of such contract or other document filed as an Exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, and the Exhibits and Schedules thereto, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at the Judiciary Plaza, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. In addition, the Registration Statement may be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.

                           BRASS EAGLE/A DIVISION OF
                       DAISY MANUFACTURING COMPANY, INC.
                                ROGERS, ARKANSAS

                              FINANCIAL STATEMENTS

                                    CONTENTS

REPORT OF INDEPENDENT AUDITORS.............................................. F-2
FINANCIAL STATEMENTS
  BALANCE SHEETS............................................................ F-3
  STATEMENTS OF OPERATIONS.................................................. F-4
  STATEMENTS OF DIVISIONAL EQUITY........................................... F-5
  STATEMENTS OF CASH FLOWS.................................................. F-6
  NOTES TO FINANCIAL STATEMENTS............................................. F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Daisy Manufacturing Company, Inc.
Rogers, Arkansas

  We have audited the accompanying balance sheets of Brass Eagle/a Division of Daisy Manufacturing Company, Inc. (Brass Eagle), as of December 31, 1995 and 1996, and the related statements of operations, divisional equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brass Eagle as of December 31, 1995 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

  As explained in Note 1, the financial statements include significant allocations of costs and expenses of Daisy Manufacturing Company allocated to Brass Eagle.

Oak Brook, Illinois

May 30, 1997
                                              Crowe Chizek and Company LLP

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

                                 BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                          DECEMBER 31,                PRO FORMA
                                         --------------- AUGUST 31,  AUGUST 31,
                                          1995    1996      1997        1997
                                         ------- ------- ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
                                                                      (NOTE 15)
                ASSETS
Current assets
  Accounts receivable--less allowance
   for doubtful accounts of $18 in
   1995, and $52 in 1996 and 1997 (Note
   5)..................................  $ 1,334 $ 3,656  $  6,534    $  6,534
  Inventories (Notes 3 and 5)..........      546   1,195     3,547       3,547
  Prepaid expenses.....................       55     379       967         967
  Deferred income taxes (Note 7).......       38      83       265         265
                                         ------- -------  --------    --------
    Total current assets...............    1,973   5,313    11,313      11,313
Property and equipment, net (Notes 4
 and 5)................................    1,223   1,070     1,422       1,422
Other assets
  Intangible assets, net (Note 1)......    3,092   2,886     2,747       2,747
  Other................................      --      --         67          67
                                         ------- -------  --------    --------
    Total other assets.................    3,092   2,886     2,814       2,814
                                         ------- -------  --------    --------
                                         $ 6,288 $ 9,269  $ 15,549    $ 15,549
                                         ======= =======  ========    ========
   LIABILITIES AND DIVISIONAL EQUITY
Current liabilities
  Current maturities of long-term debt
   (Note 5)............................  $ 1,122 $ 1,151  $  1,358    $  1,358
  Accounts payable.....................       52   1,122     6,228       6,228
  Accrued expenses.....................      173     422       936         936
  Intercompany debt (Note 9)...........    1,619   3,352     2,194       2,194
  Distribution payable (Note 15).......      --      --        --        3,110
                                         ------- -------  --------    --------
    Total current liabilities..........    2,966   6,047    10,716      13,826
Long-term debt, less current maturities
 (Note 5)..............................    3,043   1,892     1,414       1,414
Deferred income taxes (Note 7).........       31     200       309         309
Divisional equity (Note 14)
  Additional paid-in capital...........      --      --        237         --
  Divisional retained earnings.........      248   1,130     2,873         --
                                         ------- -------  --------    --------
                                             248   1,130     3,110         --
                                         ------- -------  --------    --------
                                         $ 6,288 $ 9,269  $ 15,549    $ 15,549
                                         ======= =======  ========    ========


                See accompanying notes to financial statements.

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

                         STATEMENTS OF OPERATIONS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                          YEARS ENDED       EIGHT MONTHS ENDED
                                         DECEMBER 31,           AUGUST 31,
                                    ----------------------- ------------------
                                     1994   1995    1996     1996      1997
                                    ------ ------ --------- ------------------
                                                               (UNAUDITED)
Net sales.......................... $2,615 $4,319 $  13,838 $ 6,977 $   18,391
Cost of sales......................  1,258  2,456     9,625   4,962     12,308
                                    ------ ------ --------- ------- ----------
Gross profit.......................  1,357  1,863     4,213   2,015      6,083
Operating expenses
  Selling and marketing............    279    640     1,472     622      2,008
  General and administrative.......    219    595       750     704        953
  Royalty expense..................    459    487       --      --         --
  Amortization expense.............    --      52       202     130        136
                                    ------ ------ --------- ------- ----------
                                       957  1,774     2,424   1,456      3,097
                                    ------ ------ --------- ------- ----------
Operating income...................    400     89     1,789     559      2,986
Other expense
  Interest expense.................    --      87       315     222        162
  Other, net.......................    --     --         45     --         --
                                    ------ ------ --------- ------- ----------
                                       --      87       360     222        162
                                    ------ ------ --------- ------- ----------
Income before income taxes.........    400      2     1,429     337      2,824
Provision for income taxes (Note
 7)................................    153      1       547     129      1,081
                                    ------ ------ --------- ------- ----------
Net income......................... $  247 $    1 $     882 $   208 $    1,743
                                    ====== ====== ========= ======= ==========
Pro forma net income per share
 (Note 14).........................               $    0.17         $     0.33
Number of shares used to compute
 Pro forma net income per share
 (Note 14).........................               5,296,204          5,312,977


                See accompanying notes to financial statements.

        BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

                      STATEMENTS OF DIVISIONAL EQUITY

                              (IN THOUSANDS)

                                                   ADDITIONAL
                                                    PAID-IN   RETAINED
                                                    CAPITAL   EARNINGS TOTAL
                                                   ---------- -------- ------
Balance January 1, 1994...........................   $ --      $  --   $  --
Net income........................................     --         247     247
                                                     -----     ------  ------
Balance December 31, 1994.........................     --         247     247
Net income........................................     --           1       1
                                                     -----     ------  ------
Balance December 31, 1995.........................     --         248     248
Net income........................................     --         882     882
                                                     -----     ------  ------
Balance December 31, 1996.........................     --       1,130   1,130
Stock options granted.............................     237        --      237
Net income........................................     --       1,743   1,743
                                                     -----     ------  ------
Balance August 31, 1997 (unaudited)...............   $ 237     $2,873  $3,110
Assumed distribution of divisional equity (Note
 15)..............................................    (237)    (2,873) (3,110)
                                                     -----     ------  ------
Balance, August 31, 1997 pro forma (unaudited)
 (Note 15)........................................   $ --      $  --   $  --
                                                     =====     ======  ======

              See accompanying notes to financial statements.

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                YEARS ENDED         EIGHT MONTHS ENDED
                               DECEMBER 31,             AUGUST 31,
                           -----------------------  --------------------
                           1994    1995     1996      1996       1997
                           -----  -------  -------  --------- ----------
                                                        (UNAUDITED)
Cash flows from operating
 activities
  Net income.............  $ 247  $     1  $   882  $    208  $    1,743
  Adjustments to
   reconcile net income
   to net cash from
   operating activities
    Deferred income
     taxes...............    (17)      10      124        97         (73)
    Depreciation and
     amortization........      1      102      426       277         455
    Provision for
     doubtful accounts...    --        18       34       --          --
    Loss on sale of
     equipment...........    --       --        46       --          --
    Stock option
     compensation
     expense.............    --       --       --        --          237
    Changes in assets and
     liabilities
      Accounts
       receivable........   (616)    (735)  (2,356)     (971)     (2,878)
      Inventories........   (232)    (314)    (649)     (290)     (2,352)
      Prepaid expenses
       and other assets..    (32)     (42)    (323)     (219)       (655)
      Accounts payable
       and accrued
       expenses..........     91      188    1,317     1,225       5,620
                           -----  -------  -------  --------  ----------
        Net cash provided
         by (used in)
         operating
         activities......   (558)    (772)    (499)      327       2,097
Cash flows from investing
 activities
  Purchases of property
   and equipment.........     (8)     (48)    (217)     (115)       (668)
  Acquisition of BEI
   assets................    --    (2,178)     --        --          --
  Proceeds from sale of
   equipment.............    --       --       105       --          --
                           -----  -------  -------  --------  ----------
        Net cash used in
         investing
         activities......     (8)  (2,226)    (112)     (115)       (668)
Cash flows from financing
 activities
  Proceeds (payments) on
   long-term debt........    --     2,000   (1,122)     (199)       (271)
  Net proceeds (payments)
   on intercompany debt..    566      998    1,733       (13)     (1,158)
                           -----  -------  -------  --------  ----------
        Net cash provided
         by (used in)
         financing
         activities......    566    2,998      611      (212)     (1,429)
                           -----  -------  -------  --------  ----------
Net change in cash.......    --       --       --        --          --
Cash at beginning of
 period..................    --       --       --        --          --
                           -----  -------  -------  --------  ----------
Cash at end of period....  $ --   $   --   $   --   $    --   $      --
                           =====  =======  =======  ========  ==========
Supplemental disclosures
 of cash flow information
  Cash paid during the
   year
    Interest.............  $ --   $    41  $   227  $    100  $      180
Supplemental schedule of noncash
 investing and financing activities
  The Company purchased
   certain assets of BEI
   for $4,343,475.
    The purchase price
     was allocated as
     follows:
    Production
     equipment...........         $    73
    Tooling..............           1,146
    Intangible assets....           3,125
                                  -------
      Total purchase
       price.............           4,344
    Cash paid............          (2,178)
                                  -------
      Amount financed by
       seller............         $ 2,166
                                  =======

                See accompanying notes to financial statements.

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

              (INFORMATION AS OF AUGUST 31, 1997 AND FOR THE

        EIGHT MONTHS ENDED AUGUST 31, 1996 AND 1997 ARE UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies and practices followed by the Company are as follows:

  Description of Business: Brass Eagle (the "Company") is a leading manufacturer of paintball guns and other paintball products and is a division of Daisy Manufacturing Company, Inc. ("Daisy"). The Company sells its products through both foreign and major national domestic retailers. In 1993, Daisy began manufacturing, marketing and distributing paintball products under a royalty arrangement with Brass Eagle, Inc., a Mississaga, Ontario, Canada company ("BEI"). BEI also supplied manufactured component parts to Daisy. In October 1995, Daisy purchased certain assets of BEI (see Note 2). Prior to the purchase of assets from BEI in October 1995, the Company paid royalties to BEI to sell paintball products under the Brass Eagle name. The financial statements have been prepared using certain estimates and allocations (see below) and include only the accounts of Brass Eagle, the paintball division of Daisy Manufacturing Company, Inc.

  Fiscal Year: The Company's fiscal year begins on January 1 and ends on December 31 of each year.

  Reorganization: Concurrently with the consummation of an initial public offering of common stock Daisy Manufacturing Company, Inc. intends to effect a corporate reorganization (the "Reorganization"). In preparation for the Reorganization, Daisy Manufacturing Company, Inc. will change its name to Brass Eagle. Concurrently with the Offering, the Company will cancel the existing preferred stock and will transfer all of its non-paintball related assets, operations and liabilities to a newly created subsidiary, Daisy Manufacturing Company, a Delaware corporation ("New Daisy"), retaining only its paintball related assets, operations and liabilities. The Company will then distribute all of the issued and outstanding common stock of New Daisy to the Company's existing stockholders in a spin-off transaction described under
Section 355 of the Internal Revenue Code of 1986, as amended. New Daisy will agree to indemnify and hold harmless the Company and its directors, officers, employees and shareholders from and against all liabilities and obligations arising with respect to the Company's non-paintball related operations. In addition, the Company will agree to indemnify and hold harmless New Daisy and its directors, officers, employees and shareholders from and against all liabilities and obligations arising with respect to the paintball related operations.

  Earnings Per Share: Earnings per share amounts were computed by dividing earnings by the weighted average number of common shares outstanding after giving effect to the number of shares to be outstanding after the Reorganization, dilutive stock options and shares to be issued in the offering whose proceeds will be used to pay divisional equity to New Daisy (See Notes 13, 14 and 15).

  Revenue Recognition: The Company recognizes revenue, net of allowances for estimated returns, upon shipment of product.

  Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

  Property and Equipment: Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements which significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

  Tools and dies are depreciated using the units of production method. Manufacturing equipment and office equipment are depreciated over the estimated useful lives of the assets, ranging from six to twelve years, using the straight-line method. Amortization of leasehold improvements is based on the shorter of the lease term or the useful life, using the straight-line method.

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

              (INFORMATION AS OF AUGUST 31, 1997 AND FOR THE

        EIGHT MONTHS ENDED AUGUST 31, 1996 AND 1997 ARE UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Intangible Assets: Intangible assets, including intellectual property, the Brass Eagle name, and debt financing costs are stated at amortized cost. Intangible assets are being amortized over the useful life of the assets, primarily 15 years on a straight-line basis, and debt financing costs are amortized over the period of the related debt. Accumulated amortization was $52, $258, and $397 as of December 31, 1995 and 1996 and August 31, 1997,
respectively.

  The valuation of intangible assets is reviewed on an ongoing basis by comparing the unamortized cost of the asset to the related projected undiscounted revenue streams. Any impairment is charged to operations in the period determined.

  Income Taxes: The Company has a tax allocation agreement with Daisy which provides for income taxes to be payable by Brass Eagle on the same basis as if the Company had filed a separate income tax return.

  A deferred tax liability or asset is determined at each balance sheet date. It is measured by applying enacted tax laws to future amounts that will result from differences in the financial statement and tax bases of assets and liabilities.

  Financial Instruments: The carrying value of accounts receivable and accounts payable approximates fair value because of the short maturity of these items. Based on the current market rates available to the Company, the fair value of long-term debt approximates carrying value.

  Unaudited Financial Statements: The accompanying balance sheet as of August 31, 1997, the statements of operations, divisional equity and the related statements of cash flows for the eight months ended August 31, 1996 and 1997 are unaudited but, in the opinion of management of the Company, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations and cash flows for the eight month period ended August 31, 1997. The data disclosed in these notes to financial statements for these periods are also unaudited. The results of operations for the eight month period ended August 31, 1997 are not necessarily indicative of the results expected for the full calendar year.

  Allocations and Use of Estimates: During the eight month period ended August 31, 1997 and the years ended December 31, 1996, 1995, and 1994, Brass Eagle shared operational and administrative facilities with Daisy. As a result, manufacturing, selling, and administrative expenses had to be allocated from Daisy to Brass Eagle. Allocations were based on various activities including quantity of inventory produced, quantity of inventory received, number of shipments, headcount, and estimates of time spent on Brass Eagle. Management believes these allocations are based on a reasonable method. Sales, returns, material cost, and direct labor cost were not allocated because they could be specifically identified to Brass Eagle.

  Management must make estimates and assumptions in preparing financial statements that affect the amounts reported therein and the disclosures provided. These estimates, allocations, and assumptions may change in the future and future results could differ.

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

                      NOTES TO FINANCIAL STATEMENTS

              (INFORMATION AS OF AUGUST 31, 1997 AND FOR THE

        EIGHT MONTHS ENDED AUGUST 31, 1996 AND 1997 ARE UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 2--ACQUISITIONS

  On October 1, 1995, Daisy purchased certain assets of BEI for $4,344. The purchase price was allocated to equipment, tools, dies, jigs, molds, exclusive rights to the Brass Eagle name, and intellectual property. The purchase price was allocated to the tangible and intangible assets acquired as follows:

      Production equipment.............................................. $   73
      Tooling...........................................................  1,146
      Intellectual property and the Brass Eagle name....................  3,125
                                                                         ------
                                                                         $4,344
                                                                         ======

NOTE 3--INVENTORIES

  Inventories consist of the following components:

                                                        DECEMBER 31,
                                                        ------------- AUGUST 31,
                                                        1995   1996      1997
                                                        ------------- ----------
   Finished goods...................................... $ 298 $   437   $2,432
   Raw materials.......................................   248     758    1,115
                                                        ----- -------   ------
     Total inventory................................... $ 546 $ 1,195   $3,547
                                                        ===== =======   ======

NOTE 4--PROPERTY AND EQUIPMENT

  Property and equipment consist of the following major classifications:

                                                      DECEMBER 31,
                                                      --------------  AUGUST 31,
                                                       1995    1996      1997
                                                      ------  ------  ----------
   Tools and dies.................................... $1,186  $1,117    $1,424
   Manufacturing equipment...........................     88     169       243
   Leasehold improvements............................    --      --         85
   Office equipment..................................    --       21        72
                                                      ------  ------    ------
                                                       1,274   1,307     1,824
   Accumulated depreciation..........................    (51)   (237)     (567)
                                                      ------  ------    ------
                                                       1,223   1,070     1,257
   Construction in progress..........................    --      --        165
                                                      ------  ------    ------
                                                      $1,223  $1,070    $1,422
                                                      ======  ======    ======

NOTE 5--LONG-TERM DEBT

  The Company has a term loan agreement specifically allocated in the Daisy credit facility at LIBOR plus 2.5%. This allocated portion along with borrowings under the loan by Daisy Manufacturing are secured by all personal assets including accounts receivable, inventory, property and equipment, and intangible properties of both Daisy and Brass Eagle. As of December 31, 1995 and 1996, and August 31, 1997, the Company had $2,000, $1,800, and $1,500,
respectively, outstanding under this term loan agreement.

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

              (INFORMATION AS OF AUGUST 31, 1997 AND FOR THE

        EIGHT MONTHS ENDED AUGUST 31, 1996 AND 1997 ARE UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  The Company, through Daisy, also has a non-interest-bearing promissory note of $2,500 with the prior owners of BEI, which is secured by the assets purchased in the acquisition. This note has been discounted at 8.4% which was the Company's incremental borrowing rate as of October 1, 1995, the inception of the note. The present value of the note outstanding at December 31, 1995 and 1996 and August 31, 1997 was $2,166, $1,243, and $1,243, respectively.
Installments of principal and accrued interest are due as follows:

         October 3, 1997................................. $  650
         January 31, 1998................................    350
         October 3, 1998.................................    395
                                                          ------
                                                          $1,395
                                                          ======

  Covenants related to the term loan agreement establish borrowing limitations and net worth, interest coverage, and debt to equity and cash flow requirements and impose restrictions on the disposition and purchase of assets and the creation and retirement of debt for the parent company. As of December 31, 1996, the Company and Daisy were in compliance with the covenants or had obtained the appropriate waivers from the lender.

  Aggregate maturities of long-term debt as of August 31 are as follows:

         1998............................................ $1,358
         1999............................................    900
         2000............................................    509
         2001............................................      5
                                                          ------
                                                          $2,772
                                                          ======

NOTE 6--LEASES

  The Company leases a manufacturing facility under an operating lease which expires December 1999. In addition, the Company leases office facilities under an operating lease which expires December 1999. Rent expense approximated $27 for the year ended December 31, 1996 and $43 for the eight month period ended August 31, 1997. Previous to the Company entering into these leases, the Company was allocated facility cost from Daisy. Total minimum rentals under noncancelable operating leases over future years as of August 31 are:

         1998............................................. $ 136
         1999.............................................   136
         2000.............................................    45
                                                           -----
                                                           $ 317
                                                           =====

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

              (INFORMATION AS OF AUGUST 31, 1997 AND FOR THE

        EIGHT MONTHS ENDED AUGUST 31, 1996 AND 1997 ARE UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 7--INCOME TAXES

  The income tax provision is comprised of the following:

                                                    DECEMBER 31,    AUGUST 31,
                                                   ---------------- -----------
                                                   1994  1995  1996 1996  1997
                                                   ----  ----  ---- ---- ------
   Current payable................................ $170  $ (9) $423 $ 32 $1,154
   Deferred income taxes..........................  (17)   10   124   97    (73)
                                                   ----  ----  ---- ---- ------
                                                   $153  $  1  $547 $129 $1,081
                                                   ====  ====  ==== ==== ======

  Income tax expense is reconciled to the tax expense that would result from applying regular statutory rates to pretax income as follows:

                                                      DECEMBER 31,  AUGUST 31,
                                                     -------------- -----------
                                                     1994 1995 1996 1996  1997
                                                     ---- ---- ---- ---- ------
   Income taxes at the statutory rate............... $135 $ 1  $486 $115 $  960
   State taxes, net of federal benefit..............   18 --     61   14    121
                                                     ---- ---  ---- ---- ------
                                                     $153 $ 1  $547 $129 $1,081
                                                     ==== ===  ==== ==== ======

  Deferred tax assets are comprised of the following:

                                                      DECEMBER 31,
                                                      --------------  AUGUST 31,
                                                      1995    1996       1997
                                                      ------ -------  ----------
   Current deferred items
     Accounts receivable allowance................... $   7  $    20    $  20
     Accrued warranty................................    16       34      147
     Accrued vacation................................     5       10       17
     Inventory valuation.............................     5       13       81
     Accrued insurance...............................     5        6      --
                                                      -----  -------    -----
                                                         38       83      265
   Noncurrent deferred items
     Accrued pension cost............................    10       27       43
     Accrued postretirement benefit cost.............    11       18       22
     Stock options...................................   --       --        91
     Depreciation and amortization...................   (52)    (245)    (465)
                                                      -----  -------    -----
                                                        (31)    (200)    (309)
                                                      -----  -------    -----
                                                      $   7  $  (117)   $ (44)
                                                      =====  =======    =====

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

              (INFORMATION AS OF AUGUST 31, 1997 AND FOR THE

        EIGHT MONTHS ENDED AUGUST 31, 1996 AND 1997 ARE UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 8--EMPLOYEE BENEFIT PLANS

  Along with the Reorganization, the Company will assume responsibility for pension and post-retirement benefits for retirees whose last work assignment was with the Company (see Note 1). There will be no retirees assigned to the Company. Until the Reorganization, the Company's financial statements will include the costs experienced by the Daisy plans for employees who the Company will assume responsibility.

RETIREMENT INCOME PLAN

  The Company participates in the Daisy defined benefit pension plan, which covers all employees. Daisy's funding policy is to contribute an amount equal to the minimum required employer contribution under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets are invested in various mutual funds. The expense for this plan allocated to Brass Eagle for the years ended December 31, 1994, 1995, and 1996 and for the eight-month periods ended August 31, 1996 and 1997 was $8, $19, $44, $40, and $43, respectively. The allocation of expense was based on wage accumulations.

  Immediately following the Reorganization, the Company will establish another comparable retirement plan for the employees and future retirees of the Company. Pension liabilities will be funded based upon actuarial calculations for the Brass Eagle Employees. For purposes of preparing these financial statements, estimates were made, of unfunded pension obligations that will be transferred to New Daisy. As of August 31, 1997, the estimated liability was $113. The actual amounts funded will be measured at the Reorganization date and will likely be different from these estimates.

  As of December 31, 1995 and 1996, Daisy had accrued pension costs of $3,385 and $2,487, respectively. Based on the estimates described in this note, the Company's share of the accrued pension costs as of December 31, 1995 and 1996 is $27 and $71, respectively. The assumptions used to calculate the accrued pension cost are as follows: 8% weighted average discount rate used in determining the actuarial present value of the projected benefit obligation, 6% expected rate of compensation increase and 9% long-term rate of return on assets.


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The Company also participates in a postretirement benefit plan maintained by Daisy. Employees retiring from the Company on or after attaining age 60 with ten years of service are entitled to postretirement health care benefits. These benefits are subject to deductibles, copayment provisions, and other limitations. After attaining age 65, an eligible retiree's health care benefit coverage terminates. The expense for this plan allocated to Brass Eagle for the years ended December 31, 1994, 1995, and 1996 and for the eight-month periods ended August 31, 1996 and 1997 was $4, $25, $17, $16, and $13,
respectively.

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

              (INFORMATION AS OF AUGUST 31, 1997 AND FOR THE

        EIGHT MONTHS ENDED AUGUST 31, 1996 AND 1997 ARE UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Immediately following the Reorganization, the Company will consider establishing a separate post-retirement benefit plan for the employees of the Company. Postretirement benefits will be funded as they are incurred. For purposes of preparing these financial statements, estimates were made, as of August 31, 1997 of the postretirement benefit obligations that will be transferred to New Daisy. The accumulated postretirement benefit obligation is estimated at $59. The actual amounts transferred will be measured at the Reorganization date, and will likely be different from these estimates.

  As of December 31, 1995 and 1996, Daisy had an accrued postretirement benefit liability of $1,100 and $1,016, respectively. The assumptions used to calculate the accrued postretirement cost are as follows: 8% weighted average discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation, 9.8% assumed health care cost trend, declining by 1% per year to an ultimate rate of 5.5%.

NOTE 9--INTERCOMPANY DEBT

  Brass Eagle's cash collection and cash disbursements are administered by Daisy. The net cash disbursed in excess of the net cash received is classified as intercompany debt. In addition, assets transferred from Daisy to the Company and liabilities assumed from Daisy by the Company are also accounted for through the intercompany debt account. There has been no interest expense charged for the use of these funds. The following is a summary of the intercompany activity:

                                       YEARS ENDED         EIGHT MONTHS ENDED
                                      DECEMBER 31,             AUGUST 31,
                                  -----------------------  -------------------
                                   1994    1995    1996      1996      1997
                                  ------  ------  -------  --------- ---------
Balance at the beginning of the
 period.........................  $  --   $  566  $ 1,619  $  1,619  $   3,352
Cash received from customers....  (1,999) (3,602) (11,516)   (6,006)   (15,513)
Cash paid to suppliers and oth-
 ers............................   2,387   4,397   11,366     5,547     12,082
Interest paid...................     --       41      227       100        180
Income taxes payable to Daisy...     170      (9)     423        32      1,154
(Proceeds)/payments of long term
 debt...........................     --   (2,000)   1,122       199        271
Purchase of property and equip-
 ment...........................       8      48      111       115        668
Purchase of Brass Eagle.........     --    2,178      --        --         --
                                  ------  ------  -------  --------  ---------
Balance at the end of the peri-
 od.............................  $  566  $1,619  $ 3,352  $  1,606  $   2,194
                                  ======  ======  =======  ========  =========
Average balance outstanding.....  $  283  $1,093  $ 2,486  $  1,613  $   2,773
                                  ======  ======  =======  ========  =========

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

              (INFORMATION AS OF AUGUST 31, 1997 AND FOR THE

        EIGHT MONTHS ENDED AUGUST 31, 1996 AND 1997 ARE UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 10--MAJOR CUSTOMERS AND SUPPLIERS

  Customers accounting for 10% or more of the Company's sales for the periods presented are as follows:

                                            YEARS ENDED      EIGHT MONTHS ENDED
                                            DECEMBER 31,         AUGUST 31,
                                           ----------------  ---------------------
                                           1994  1995  1996    1996        1997
                                           ----  ----  ----  ---------   ---------
Customer A................................   *    10%   14%      15%         17%
Customer B................................   *     *    22%      12%         33%
Customer C................................  15%   15%    *        *           *
Customer D................................  11%    *     *        *           *
Customer E................................  10%    *     *        *           *
Customer F................................   *     *    10%       *           *
                                           ---   ---   ---   ---------   ---------
                                           36%   25%   46%       27%         50%
                                           ===   ===   ===   =========   =========

--------

* Customer's sales were less than 10% of the Company's sales in these periods.

  Accounts receivable balances to these customers were approximately $593, $1,723 and $2,976 at December 31, 1995, December 31, 1996 and August 31, 1997,
respectively.

  Because the Company does not manufacture its own paintballs, it has entered into a strategic alliance with a paintball producer, pursuant to which the Company has agreed to serve as such producer's exclusive worldwide paintball distributor to all retail and wholesale outlets (other than paintball field operators, to whom the Company is prohibited from selling during the terms of the Agreement). This Agreement extends through August 1999, but is terminable prior to that time upon one year's notice and contains certain provisions which prohibit the Company from selling any competing products during the term of the Agreement. Failure of this supplier to meet the Company's product needs on a timely basis or loss of this supplier could have a material adverse effect on the Company.

NOTE 11--RELATED PARTY TRANSACTIONS

  The Company has been allocated costs in the amounts of $1,199, $2,327 and $3,527 for the years ended December 31, 1994, 1995 and 1996, respectively, and $1,488 and $3,128 for the eight month periods ended August 31, 1996 and 1997, respectively. The costs represent costs associated with advertising, promotions, utilities, insurance, customer service, warehousing, shipping, human resources, information systems, finance and legal services. The Company intends to begin to function on a stand alone basis during the second half of 1997. As part of operating on a stand alone basis, the Company is intending to enter into an administrative services agreement for warehousing, shipping, human resources, information system, credit and collections, and legal services with New Daisy. The administrative services agreement will define specific services to be provided and the fees related to these services.

  During 1994, 1995, and 1996, and for the eight months ended August 31, 1996 and 1997, the expenses related to these services were allocated to Brass Eagle as discussed in Note 1.

  For the years 1994, 1995, and 1996, and for the eight months ended August 31, 1996 and 1997, there was no interest expense charged on the intercompany debt.

NOTE 12--GEOGRAPHIC SEGMENTS

  The Company sells paintball guns, paintballs, and accessories through both foreign and major national domestic retailers. The following summarizes the geographic segment activity:

                                               DECEMBER 31,        AUGUST 31,
                                           --------------------- --------------
                                            1994   1995   1996    1996   1997
                                           ------ ------ ------- ------ -------
   Revenues
     United States........................ $2,471 $4,056 $11,845 $6,123 $16,760
     Other geographic areas...............    144    263   1,993    854   1,631

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

              (INFORMATION AS OF AUGUST 31, 1997 AND FOR THE

        EIGHT MONTHS ENDED AUGUST 31, 1996 AND 1997 ARE UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 13--EMPLOYEE STOCK OPTIONS

  The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") was issued by the FASB and if fully adopted changes the methods for recognition of cost on plans similar to those of the Company. Adoption of SFAS 123 is optional; however, pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS 123 are presented below.

  Certain employees of the Company have stock options in Daisy. The stock options consist of options granted when Charter Oak Partners and certain members of management acquired Daisy on June 30, 1993. The options granted in June 1993 reserved 5% of Daisy's common stock for issuance under the plan. The options granted vested on September 15, 1997, because of the Offering, and are exercisable until September 15, 2002. The exercise price of the options is fixed at $1,000 per share, $0.56 per share adjusted to reflect a 1,777.96-for-1 stock split (See Note 1). The exercise price of the options granted by Daisy has generally been equal to or greater than fair market value at the date of grant. Fair market value is determined by the Board of Directors without an independent valuation. As of August 31, 1997, there were 105.6 shares granted under this plan, 187,753 adjusted to reflect a 1,777.96-for-1 stock split (See
Note 1). Brass Eagle employees hold options to purchase 35.2 shares (62,584 adjusted to reflect the stock split) of common stock granted on June 30, 1993. None of these options have been exercised as of August 31, 1997.

  The Company also reserved 157 shares (279,140 adjusted to reflect the stock split) on June 30, 1993, to be distributed at the discretion of Daisy's compensation committee. The option price was fixed at $1,000 per share, $0.56 per share adjusted to reflect the stock split) and the options are exercisable until June 1, 2003. As of August 31, 1997, 138.2 shares were granted under this plan (245,714 adjusted to reflect the stock split). Brass Eagle employees held options to purchase 47.1 shares of common stock (83,742 adjusted to reflect the stock split) granted prior to August 31, 1997. None of these options have been exercised as of August 31, 1997.

  All 243.8 shares (433,467 adjusted to reflect the stock split) granted to both Brass Eagle and Daisy employees by Daisy under the above stock option plan are outstanding options to purchase the Company's stock and are currently vested and exercisable whether they are held by Brass Eagle employees or Daisy employees.

  Information regarding Brass Eagle employees participating in the plan is shown below adjusted to reflect a 1,777.96-for-1 stock split (see Note 1):

                                                  NUMBER    AMOUNT   AGGREGATE
                                                 OF SHARES PER SHARE   VALUE
                                                 --------- --------- ---------
   Options outstanding at December 31, 1994.....   73,750    $0.56    $41,300
   Granted......................................   16,748     0.56      9,379
                                                  -------    -----    -------
   Options outstanding at December 31, 1995.....   90,498     0.56     50,679
   Granted......................................   22,331     0.56     12,505
                                                  -------    -----    -------
   Options outstanding at December 31, 1996.....  112,829     0.56     63,184
   Granted......................................   33,497     0.56     18,758
                                                  -------    -----    -------
   Options outstanding at August 31, 1997.......  146,326    $0.56    $81,942
                                                  =======    =====    =======

          BRASS EAGLE/A DIVISION OF DAISY MANUFACTURING COMPANY, INC.

              (INFORMATION AS OF AUGUST 31, 1997 AND FOR THE

        EIGHT MONTHS ENDED AUGUST 31, 1996 AND 1997 ARE UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  There was no compensation expense recorded for the years ended December 31, 1995 and 1996 because the exercise price equaled or exceeded the fair market value of the option on the date of the grant. The Company recorded compensation expense of approximately $237 for the eight month period ended August 31, 1997 based on the estimated fair market value of the Company including the anticipated consummation of an initial public offering (see Notes 1 and 14) at that time. A deferred tax asset of approximately $91 has also been recognized for the book tax differences associated with the options.

  The Company's net income and net income per share would be the same under SFAS 123 as under APB Opinion 25 for the years ended December 31, 1995 and 1996 because the options had no significant fair value on the dates distributed. Under SFAS 123, the Company's pro forma net income would be $1,741 or $0.33 per share. The weighted average fair value of options granted in the eight month period ended August 31, 1997 was approximately $7.00 per share. The following assumptions were used to calculate the option values: exercise price $0.56, risk-free weighted average rate 5.7%, option term 4.0 years, dividend yield 0% and 30% volatility.

  The effects of applying SFAS 123 are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

  Along with the reorganization and spin-off of New Daisy (see Note 1), the Daisy employees will retain their stock options in the Company. These individuals hold options to purchase 161.5 shares of common stock (287,141 adjusted to reflect the stock split) at $1,000 per share ($0.56 per share adjusted to reflect the stock split).

NOTE 14--WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

  As discussed in Note 1, the Company, concurrent with the consummation of the initial public offering, will complete a reorganization. Accordingly, the historical presentation of net income per common share is based on 2,592.24 shares to be issued after the reorganization, plus the weighted average outstanding stock options and a 1,777.96-for-one stock split, and the number of shares to be issued in the Offering whose proceeds will be used to pay the divisional equity to Daisy as if the shares had been outstanding during all periods presented.

NOTE 15--DISTRIBUTION PAYABLE

  The Company intends to use a portion of the proceeds from the offering to pay to Daisy the value of its divisional equity in the Company. The pro forma balance sheet and statement of divisional equity reflect the pro forma adjustment for the distribution of divisional equity as if it had occurred in the period ended August 31, 1997.

                   [THIS PAGE INTENTIONALLY LEFT BLANK]

                   [THIS PAGE INTENTIONALLY LEFT BLANK]

        On the inside back cover is a collage of photographs depicting individuals participating in paintball games on a HyperBall field, a trade show booth displaying a variety of Brass Eagle products, and various photographs depicting a shooting gallery product designed for the amusement industry.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Corporate History........................................................  15
Reorganization...........................................................  15
Dividend Policy..........................................................  15
Use of Proceeds..........................................................  16
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  24
Management...............................................................  34
Certain Transactions ....................................................  40
Principal Stockholders...................................................  42
Description of Capital Stock.............................................  43
Shares Eligible for Future Sale..........................................  45
Underwriting.............................................................  46
Legal Matters............................................................  47
Experts..................................................................  47
Additional Information...................................................  47

                               ----------------

 UNTIL    , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,275,000 SHARES

                              [BRASS EAGLE LOGO]

                        BRASS EAGLE PAINTBALL PRODUCTS

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                                 DAIN BOSWORTH
                                  INCORPORATED





                                      , 1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement.

      SEC Registration Fee............................................ $ 10,000
      NASD Filing Fee.................................................    4,000
      The Nasdaq National Market Listing Fee..........................   37,000
      Legal Fees and Expenses.........................................  250,000
      Printing and Engraving Expenses.................................  120,000
      Accounting Fees and Expenses....................................  100,000
      Blue Sky Fees and Expenses (including counsel)..................    5,000
      Transfer Agent and Registrars Fees..............................    7,000
      Directors and Officers Liability Insurance......................   15,000
      Miscellaneous Expenses..........................................   62,000
                                                                       --------
      Total........................................................... $610,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant's Restated Certificate of Incorporation incorporates substantially the provisions of the General Corporation Law of the State of Delaware providing for indemnification of directors and officers of the Registrant against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an officer or director of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, agent, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise.

  As permitted by Section 102 of the Delaware General Corporation Law, the Registrant's Restated Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to the Registrant and its stockholders arising from a breach of a director's fiduciary duty except for liability (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

  Section 145 of the Delaware General Corporation Law provides generally that a person sued as a director, officer, employee, or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorney's fees, if in the case of other than derivative suits he has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful). In the case of a derivative suit, an officer, employee, or agent of the corporation who is not protected by the Restated Certificate of Incorporation may be indemnified by the corporation for reasonable expenses, including attorney's fees, if he has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which an officer, employee or agent has been adjudged to be liable to the corporation unless that person is fairly and reasonably entitled to indemnity for proper expenses.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Daisy granted non-contingent options to purchase the following number of shares of Common Stock at a price of $0.52 per share to the persons listed herein on the dates specified:

   Marvin Griffin:   24,378 on October 25, 1994
                     24,378 on August 4, 1995
                     24,378 on August 6, 1996
                     48,756 on August 20, 1997
   E. Lynn Scott:    12,189 on October 25, 1994
                     18,283 on August 4, 1995
                     24,378 on August 6, 1996
                     24,378 on August 20, 1997
   Bob DeGarmo:      12,189 on February 20, 1997
                     12,189 on August 20, 1997
   Steven R. DeMent: 12,189 on August 20, 1997
   James C. Moody:   12,189 on October 25, 1994
                     18,283 on August 4, 1995
   John D. Flynn:    12,189 on September 4, 1997

  These grants were made in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

   EXHIBIT
   NUMBER      DESCRIPTION
   -------     -----------
    1          Form of Underwriting Agreement
    3(i)(a)(1) Restated Certificate of Incorporation*
    3(i)(a)(2) DMC Holdings, Inc. Certificate of Merger*
    3(i)(a)(3) Brass Eagle Inc. Certificate of Merger*
    3(i)(b)    Form of Restated Certificate of Incorporation of Registrant*
    3(ii)(a)   By-laws of Daisy (as predecessor to Registrant)*
    3(ii)(b)   Form of By-laws of Registrant*
    4(i)       Specimen Common Stock Certificate
    5          Opinion of Friday, Eldredge & Clark*
    8          Opinion of Friday, Eldredge & Clark**
   10(i)       Form of Assignment, Assumption, and Indemnification Agreement
               between New Daisy and Registrant
               Distributor Agreement between Goldcaps, Inc. and Registrant
   10(ii)      dated July 28, 1995*
   10(iii)     Distributor Agreement between Leader Industries and Registrant dated August 31, 1995*
   10(iv)      International Agency Agreement between WDP Ltd. and Registrant dated June 19, 1996*
   10(v)       Lease Agreement between R.L. Brown Investments and Registrant dated June 5, 1997*
   10(vi)      Lease between Granby Apparel, Inc. and Registrant dated December
               11, 1995*
   10(vii)     Form of Administrative Agreement between New Daisy and
               Registrant*
   10(viii)(a) Credit Agreement between Daisy and First Bank National
               Association
   10(viii)(b) Letter re Release of Liens by First Bank National Association
   10(ix)      Employment Agreement between E. Lynn Scott and Registrant dated as of September 15, 1997*
   10(x)       Form of 1997 Stock Option Plan*
   10(xi)      Form of Employee Stock Purchase Plan*
   10(xii)     Form of Indemnification Agreement between Marvin W. Griffin and
               Registrant*
   10(xiii)    Form of Indemnification Agreement between E. Lynn Scott and
               Registrant*

   EXHIBIT
   NUMBER  DESCRIPTION
   ------- -----------
   10(xiv) Form of Continuing Guaranty
   11      Computation of Earnings per share
   23.1    Consent of Crowe, Chizek and Company, LLP
   23.2    The Consent of Friday, Eldredge & Clark is contained in its Opinion filed as Exhibit 5*
   24      Powers of Attorney (see page II-4)*
   27      Financial Data Schedule

--------

 * Previously filed

** To be filed by amendment

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide the Underwriter at the Closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person in connection with the securities being registered) the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant also hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ROGERS, STATE OF ARKANSAS, ON THIS 4TH DAY OF NOVEMBER, 1997.

                                         Brass Eagle Inc.

                                                    /s/ E. Lynn Scott
                                         By: __________________________________
                                                     E. LYNN SCOTT
                                             PRESIDENT AND CHIEF EXECUTIVE
                                                        OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURE                       TITLE                 DATE

         /s/ E. Lynn Scott            President, Chief
------------------------------------   Executive Officer,      November 4,
           E. LYNN SCOTT               and Director             1997
                                       (Principal
                                       Executive Officer)

                                      Controller
     /s/ Stephen J. Mattia             (Principal              November 4,
------------------------------------   Financial Officer        1997
         STEPHEN J. MATTIA             and Principal
                                       Accounting Officer)

                                      Chairman of the
                  *                    Board of Directors      November 4,
------------------------------------                            1997
           MARVIN GRIFFIN

                                      Director
                  *                                            November 4,
------------------------------------                            1997
          ANTHONY J. DOWD

                                      Director
                  *                                            November 4,
------------------------------------                            1997
        STEPHEN J. SCHAUBERT

                                      Director
                  *                                            November 4,
------------------------------------                            1997
          H. GREGORY WOLD

      /s/ E. Lynn Scott
*By: __________________________
         E. LYNN SCOTT
       POWER-OF-ATTORNEY

                               EXHIBIT INDEX

                                                                   SEQUENTIALLY
   EXHIBIT                                                           NUMBERED
   NUMBER      DESCRIPTION                                             PAGE
   -------     -----------                                         ------------
    1          Form of Underwriting Agreement
    3(i)(a)(1) Restated Certificate of Incorporation*
    3(i)(a)(2) DMC Holdings, Inc. Certificate of Merger*
    3(i)(a)(3) Brass Eagle Inc. Certificate of Merger*
               Form of Restated Certificate of Incorporation of
    3(i)(b)    Registrant*
    3(ii)(a)   By-laws of Daisy (as predecessor to Registrant)*
    3(ii)(b)   Form of By-laws of Registrant*
    4(i)       Specimen Common Stock Certificate
    5          Opinion of Friday, Eldredge & Clark*
    8          Opinion of Friday, Eldredge & Clark**
   10(i)       Form of Assignment, Assumption, and
               Indemnification Agreement between New Daisy and
               Registrant
   10(ii)      Distributor Agreement between Goldcaps, Inc. and
               Registrant dated July 28, 1995*
   10(iii)     Distributor Agreement between Leader Industries
               and Registrant dated August 31, 1995*
   10(iv)      International Agency Agreement between WDP Ltd.
               and Registrant dated June 19, 1996*
   10(v)       Lease Agreement between R.L. Brown Investments
               and Registrant dated June 5, 1997*
   10(vi)      Lease between Granby Apparel, Inc. and Registrant
               dated December 11, 1995*
   10(vii)     Form of Administrative Agreement between New
               Daisy and Registrant*
   10(viii)(a) Credit Agreement between Daisy and First Bank
               National Association
   10(viii)(b) Letter re Release of Liens by First Bank National
               Association
   10(ix)      Employment Agreement between E. Lynn Scott and
               Registrant dated as of September 15, 1997*
   10(x)       Form of 1997 Stock Option Plan*
   10(xi)      Form of Employee Stock Purchase Plan*
   10(xii)     Form of Indemnification Agreement between Marvin
               W. Griffin and Registrant*
   10(xiii)    Form of Indemnification Agreement between E. Lynn
               Scott and Registrant*
   10(xiv)     Form of Continuing Guaranty
   11          Computation of Earnings per share
   23.1        Consent of Crowe Chizek and Company LLP
   23.2        The Consent of Friday, Eldredge & Clark is
               contained in its Opinion filed as Exhibit 5*
   24          Powers of Attorney (see page II-4)*
   27          Financial Data Schedule

--------

 * Previously filed

** To be filed by amendment